As filed with the Securities and Exchange
Commission on July 16, 1997.                          Registration No. 333-17693
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM SB-2
                                 AMENDMENT No. 1
                                       TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           Digital Data Networks, Inc.
              (Exact name of small business issuer in its charter)
                           --------------------------

         Washington                                        4812                               91-1426372
(State or jurisdiction of                      (Primary Standard Industrial                (I.R.S. Employer
 incorporation or organization)                   Classification Code Number)               Identification Number)

3102 Maple Avenue, Suite 230                                                                Donald B. Scott
     Dallas, Texas 75201                                                              3102 Maple Avenue, Suite 230
       (214) 969-7200                                                                     Dallas, Texas 75201
                                                                                            (214) 969-7200
(Address, including zip code, and
 telephone number, including                                                     (Name, Address, including zip code,
  area code, of registrant's                       __________________             and telephone number, including
  principal executive offices)                                                     area code, of agent for service)

                                                       Copies to:
                                                Maurice J. Bates, L.L.C.
                                              8214 Westchester, Suite 500
                                                  Dallas, Texas 75225
                                                 Phone (214) 692-3566
                                                   Fax (214) 987-2091
                                               -------------------------



         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
         If this form is to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
         If this Form is a  post-effective  amendment filed pursuant to Rule 462
(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
         If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

                            -------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================
--------------------------------------------------------------------------------

================================================================================
(Registration Statement cover page cont'd)



                         CALCULATION OF REGISTRATION FEE
================================================================================

     Title of Each Class of           Amount to be          Proposed Maximum              Proposed Maximum             Amount of
   Securities to be Registered         Registered      Offering Price per Unit(1)   Aggregate Offering Price(1)     Registration Fee
================================== =================== ============================ ============================= ==================
Common Stock,
   no par value (2)                    1,840,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Underwriters'
   Stock Warrants (3)                    115,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Common Stock,
   no par value (4)                      115,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Underwriters'
   Warrants (3)                          160,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Common Stock
   Purchase Warrants (5)                 160,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Common Stock,
   no par value (6)                      160,000                   (2)                          (2)                     (2) (7)
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------
Common Stock,
   no par value (8)                       79,738                $3.00                     $239,214                     $100.00
---------------------------------- ------------------- ---------------------------- ----------------------------- ------------------

Total                                                                                                                  $100.00 (9)
================================== =================== ============================ ============================= ==================

1)    Estimated solely for the purpose of calculating the registration fee.
2) Issuable upon exercise of Common Stock Purchase Warrants, which shares were registered pursuant to Registration Statement File No. 33-95744-D, effective February 13, 1996.
3) Warrants to purchase up to an aggregate of 115,000 shares of Common Stock and 160,000 Common Stock Purchase Warrants.
4)    Common Stock underlying the Underwriters' Stock Warrants.
5)    Common Stock Purchase Warrants underlying the Underwriters' Warrants.
6) Issuable upon exercise of Common Stock Purchase Warrants underlying the Underwriters' Warrants.
7) Registered pursuant to Registration Statement File No. 33-95744-D, effective February 13, 1996. Pursuant to Rule 457(i), no additional registration fee is required. Pursuant to Rule 416 there are also registered an indeterminate number of shares of Common Stock, which may be issued pursuant to the anti-dilution provisions applicable to the Common Stock Purchase Warrants.
8)    Shares to be offered by Selling Securityholders.
9)    $100 paid with initial filing on December 12, 1996.

Pursuant  to  rule  429(b),   this   Registration   Statement  also  relates  to
Registration File Number 33-95744-D.

================================================================================
--------------------------------------------------------------------------------

                           DIGITAL DATA NETWORKS, INC.

                              Cross-Reference Sheet
                      showing location in the Prospectus of
                   Information Required by Items of Form SB-2

Form SB-2 Item Number and Caption                                                Location In Prospectus
---------------------------------                                                ----------------------
 1.    Front of Registration Statement and
       Outside Front Cover of Prospectus.......................................  Outside Front Cover Page
 2.    Inside Front and Outside Back Cover
       Pages of Prospectus.....................................................  Inside Front Cover Page; Outside
                                                                                 Back Cover Page
 3.    Summary Information and Risk Factors....................................  Prospectus Summary; Risk Factors;
                                                                                 The Company
 4.    Use of Proceeds.........................................................  Use of Proceeds
 5.    Determination of Offering Price.........................................  Outside Front Cover Page; Risk
                                                                                 Factors
 6.    Dilution................................................................  *
 7.    Selling Securityholders.................................................  Selling Securityholders
 8.    Plan of Distribution....................................................  Outside Front Cover Page; Risk
                                                                                 Factors; Plan of Distribution
 9.    Legal Proceedings.......................................................  The Company; Legal Proceedings
10.    Directors, Executive Officers, Promoters
       and Control Persons.....................................................  The Company; Management-Executive
                                                                                 Officers and Directors
11.    Security Ownership of Certain Beneficial
       Owners and Management...................................................  Principal Shareholders
12.    Description of Securities...............................................  Description of Securities
13.    Interest of Named Experts and Counsel...................................  Experts
14.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................................................  *
15.    Organization Within Last Five Years.....................................  The Company
16.    Description of Business.................................................  Business
17.    Management's Discussion and Analysis
       or Plan of Operation....................................................  Management's Discussion and
                                                                                 Analysis of Financial Condition
                                                                                 and Results of Operations
18.    Description of Property.................................................  Business
19.    Certain Relationships and Related
       Transactions............................................................  Certain Relationships and Related
                                                                                 Transactions
20.    Market for Common Equity and Related
       Stockholder Matters.....................................................  Price Range of Common Stock and
                                                                                 Warrants
21.    Executive Compensation..................................................  Management-Executive Compensation
22.    Financial Statements....................................................  Financial Statements
23.    Changes in and Disagreements with
       Accountants on Accounting and Financial
       Disclosure..............................................................  *

-----------------------------
(*)    None or Not Applicable

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  Subject to Completion - Dated July 16, 1997

PROSPECTUS

                           Digital Data Networks, Inc.

                  79,738 Shares of Common Stock, No Par Value,
                      115,000 Underwriters' Stock Warrants
                                       and
                         160,000 Underwriters' Warrants


         This Prospectus relates to the offer and sale by certain holders (the "Selling Securityholders") of (i) 79,738 shares of the Common Stock, no par value (the "Common Stock") of Digital Data Networks, Inc. (the "Company"), (ii) 1,840,000 shares of Common Stock (the "Warrant Shares") underlying 1,840,000 Common Stock Purchase Warrants (the "Warrants") issued by the Company in its initial public offering ("Initial Public Offering") in February 1996, and (iii) 115,000 Underwriters' Stock Warrants and 160,000 Underwriters' Warrants sold to nominees of the Underwriters of the Company's Initial Public Offering and the Common Stock Purchase Warrants and shares of Common Stock underlying such warrants ("Underwriters' Warrant Shares"). See "Description of Securities."

         The Common Stock offered by the Selling Securityholders, the Warrant Shares, the Underwriters' Stock Warrants, the Underwriters' Warrants and the shares of Common Stock underlying such warrants are collectively referred to herein as the "Securities".

         The Securities to which this Prospectus relates may be sold by the Selling Securityholders directly to or through underwriters, dealers or agents in market transactions or privately negotiated transactions at market-based negotiated prices. Such brokers or dealers may be deemed underwriters as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). The expenses of this offering, exclusive of brokerage or other commissions, will be paid by the Company. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."

         The Common Stock and the Warrants are traded on the Nasdaq Small-Cap Market under the trading symbols "DIDA" and "DIDAW", respectively. The last sale prices on the Nasdaq Small-Cap Market were $2.375 per share of Common Stock and $0.438 per Warrant on July 9, 1997. See "Price Range of Common Stock and Warrants."

           THE SECURITIES OFFERED HEREBY ARE SPECULATIVE. PROSPECTIVE
                INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS
                   SET FORTH UNDER THE CAPTION "RISK FACTORS."

            THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
   THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


               The date of this Prospectus is ____________, 1997.

                             ADDITIONAL INFORMATION


The Company has filed a Registration Statement on Form SB-2 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract, agreement or any other document referred to therein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). This Registration Statement and such reports, statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10007; copies of such material, including all exhibits thereto, may also be obtained by mail from the Public Reference Facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or on the Internet at http://www.sec.gov.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. The Securities offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors."


                                   The Company


     Digital Data Networks, Inc. (the "Company", or "DDN") provides wireless communications systems to the transit industry and high-end Internet services for business clients. The Company's Transit Network Division markets the wireless communications products and the Company's two wholly owned subsidiaries, DDN Digital Data Networks (Canada), Inc. ("DDN Canada") and Cyber America Corporation ("Cyber America"), market the Internet-related services. The Company acquired an exclusive license agreement from the Small Stock News Network ("SSNN") to offer, in Canada, financial news coverage of small capitalization companies to Internet users at SSNN's World Wide Web ("Web" or "WWW") site, which the Company intends to market in the near future.



     The Company's Transit Network Division markets and operates two systems: a digital information network and a next-stop automated audio/visual announcement system ("NextStop"). The digital information network is a network of computerized electronic displays that delivers information, both text and graphics, to riders on-board public transit vehicles, utilizing an FM subcarrier signal to transmit the data. The Transit Network currently operates its digital information network on the 824-bus fleet of the Dallas Area Rapid Transit ("DART") system, and on 66 buses of the Rhode Island Public Transit Authority ("RIPTA") system. The RIPTA system has served as a test site for the Company since 1988. The DART system began operations in 1991. See "Business - The Transit Network's Digital Information Network."

     The Transit Network also helped fund the development of a system called NextStop, an automated audio/visual announcement system which utilizes global positioning satellite ("GPS") technology to transmit latitude and longitude information to moving vehicles. This information allows the system to track the vehicle's position, then triggers simultaneous audio and visual announcements of next stop locations at predetermined points along a route. This technology allows transit agencies to comply with the guidelines mandated by the Americans with Disabilities Act of 1990 ("ADA"), which requires that hearing and sight-impaired riders have access to the same information as non-impaired riders. As of the date of this Prospectus, the Company has not sold its NextStop system to any transit authority, but is in discussion with RIPTA and other transit authorities.

     In June 1996, the Company acquired Pro.Net Communications, Inc. ("Pro.Net"), a Vancouver, British Columbia, Canada based company which is a full service Internet provider that focuses on commercial clients. Pro.Net subsequently changed its name to DDN Canada. DDN Canada has identified four distinct areas of service. The first is connectivity services aimed at the local business community. Both switched and permanent Internet connections are provided using a variety of communications technologies. DDN Canada also provides intranet services to businesses. Services such as connectivity, consulting and training are provided to these clients who are building internal Internet systems. The third area is the development of on-line marketing programs for commercial clients. A fourth area, the result of a September 1996 acquisition of hip Communications, Inc. of Vancouver, British Columbia, Canada, allows DDN Canada to offer web page design and development of sophisticated Web sites, principally for large corporations and government agencies.

     Cyber America, also acquired in June 1996, offers direct, high-speed access to the backbone of the Internet, utilizing a unique network implementation technology which has a patent pending. As a first tier Internet provider, Cyber America increases performance by not over-subscribing already congested networks, and eliminating multiple "hops" or routers. Cyber America targets speed-conscious customers such as Internet service providers and companies that have built an intranet or wide area network infrastructure.



     In October 1996, the Company entered into a License Agreement with SSNN to be the exclusive licensee to sell SSNN's service in Canada. SSNN specializes in providing comprehensive financial news coverage for small capitalization companies. Companies will pay DDN an annual fee to join SSNN's network to be listed at SSNN's Web site, where Internet users can access, free of charge, the latest financial information on subscribing companies. As of the date of this Prospectus, the Company has not marketed the SSNN service in Canada.

     The Company was incorporated as Transit Information Systems, Inc. under the laws of the State of Washington on October 17, 1988. The present name was adopted in July, 1995. The Company operates as The Transit Network under an assumed name certificate. The Company's offices are located at 3102 Maple Avenue, Suite 230, Dallas, Texas 75201, and its telephone number is (214) 969-7200.



                                  The Offering



Securities Offered



Common Stock
   Selling Securityholders...............................    79,738 shares
   Warrant Shares........................................ 1,840,000 shares (1)
   Underwriters' Stock Warrants..........................   115,000 warrants
   Underwriters' Warrants................................   160,000 warrants
   Common Stock Purchase Warrants........................   160,000 warrants (2)
   Underwriters' Warrant Shares..........................   275,000 shares



Outstanding Securities



   Common Stock.......................................... 2,339,597 shares (3)
   Warrants.............................................. 1,840,000 Warrants (3)
   Underwriters' Stock Warrants..........................   115,000 warrants
   Underwriters' Warrants................................   160,000 warrants



Risk Factors................... The Securities offered hereby are speculative and involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."



NASDAQ Small-Cap Market Symbols



   Common Stock......................................"DIDA"



   Warrants.........................................."DIDAW"


---------------------------



 (1) Shares underlying the Common Stock Purchase Warrants.



(2)   Underlying Underwriters' Warrants.



(3) Unless otherwise indicated, all share and per share information contained in this Prospectus excludes shares issuable upon the exercise of options and warrants outstanding upon the date of this Prospectus or to be issued as follows: (i) 1,840,000 shares issuable upon exercise of the Warrants;
     (ii) 115,000 shares and 160,000 warrants underlying Underwriters' Warrants granted in connection with the Company's Initial Public Offering (such shares and the shares underlying such Warrants are included in the shares registered hereby. See "Selling Securityholders."); (iii) 111,807 shares reserved for issuance under the Company's 1994 Stock Compensation Plan, of which approximately 104,000 options have been granted; (iv) 250,000 shares reserved for issuance under the Company's 1996 Combined Incentive and Nonqualified Stock Option Plan, of which approximately 220,000 options have been granted; and (v) approximately 456,000 shares subject to other outstanding options and warrants. See "Management - Stock Compensation Plans."

                          Summary Financial Information
                      (in thousands, except per share data)






                                                                              Three Months Ended
                                            Year Ended December 31,                March 31,
                                            -----------------------           ------------------
Operating Data:                              1995           1996              1996           1997


Revenues                                     $498           $683 (a)          $101           $218 (a)

Direct operating costs                        465            653                86            160

Other operating costs                       1,302          2,137               410            473

Interest expense (income)                     140           (141) (b)            4            (32) (b)

Net loss                                   (1,409)        (1,966)             (399)          (383)

Net loss per share                         $(2.17)        $(0.98)           $(0.29)        $(0.16)





                                    December 31, 1996         March 31, 1997
                                    -----------------         --------------



Balance Sheet Data:

Working Capital                       $      2,306            $       2,136

Total Assets                                 4,277                    3,807

Total Liabilities                            1,170                      922

Shareholders' Equity                         3,107                    2,885





---------------



(a) Beginning in the second quarter of 1996, the Company acquired three businesses. See Note 2 in the Notes to Financial Statements for further details.



(b) In February 1996, the Company completed its Initial Public Offering and received net proceeds of approximately $5.8 million. The Company utilized a portion of the offering proceeds for the repayment of approximately $1 million of notes payable and related accrued interest and payment of $225,000 for an Expanded License payment to one of its vendors. The remaining balance has primarily been invested in short-term financial instruments.

                                  RISK FACTORS


AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THE PROSPECTUS BEFORE PURCHASING THE SHARES OFFERED HEREBY.



Risks Associated with Forward-looking Statements



         This Prospectus contains certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Company's operations, performance, financial condition, growth and strategies. For this purpose, any statements contained in this Prospectus, except for historical information, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof, or comparable terminology, are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below in the "Risk Factors" section and elsewhere in this Prospectus.



Limited Revenue;  History of Losses



         Since inception, the Company has generated limited revenues from fees charged to advertisers in the Dallas and Providence markets. For the period from October 1988 (inception) through March 31, 1997, the Company incurred cumulative losses approximating $10.4 million, including losses of approximately $2 million in 1996 and $383,000 during the first three months of 1997. Unless and until the Company's Transit Network Division expands its operations, and demand for such services and products increase, management anticipates that losses will continue for this division. There can be no assurance that The Transit Network will be able to implement successfully its marketing strategy, generate sufficient revenues or ever achieve profitable operations. During the 1996 fiscal year the Company acquired three businesses, DDN Canada, Cyber America and hip. For the fiscal year ended 1996, DDN Canada and hip had net losses of approximately $300,000 and $220,000 respectively. Cyber America is a development stage company which had no prior revenues when it was acquired by DDN and had net losses of approximately $330,000 for the fiscal year ended 1996. It is anticipated that all three companies acquired in 1996 will also contribute net operating losses for fiscal year 1997. See "Consolidated Financial Statements."



Potential Fluctuations in Quarterly Results



         The Company expects to experience significant fluctuations in future quarterly operating results and uses of cash that may be caused by many factors, some of which are outside of the Company's control, including demand for the Company's products and services, capital expenditures and other costs relating to the expansion of some of its operations, changes in pricing strategies by the Company and competitors, retention rates of the Company's customer base, and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Background."


Uncertainty of New Product Development and Other Technological Factors


         The Transit Network's wireless communications systems are subject to rapidly changing technology and evolving industry standards which could result in product obsolescence or short product life cycles. The Company believes that its future success will depend on its ability to anticipate and respond to such changes. The Company is working with its manufacturers to refine and improve both the hardware and software components of these systems. Continued system refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical and other problems which could result in material delays and/or increased costs. Additionally, there can be no assurance that other parties with financial resources far greater than those of the Company will not develop technologies or products that render the Company's products obsolete or less marketable. See "Business - The Transit Network's Digital Information Network" and "- The Transit Network's NextStop Automated Audio/Visual Announcement System."



         DDN Canada's and Cyber America's operations are highly dependent upon technologically sophisticated equipment, and are also subject to rapidly changing advancements in hardware and software being used in their industry. Continued technological improvements could result in outdated equipment after a very short period, requiring the Company to reinvest more capital in order to stay competitive. See "Business - DDN Digital Data Networks (Canada), Inc." and "- Cyber America Corporation."

Possible Acquisitions



         Management allocated $1,000,000 of the net proceeds from its initial public offering for the acquisition or funding of media or technology related companies and has funded approximately $375,000 in connection with these acquisitions, including working capital. As of the date of this Prospectus, management has acquired three companies for stock - DDN Canada, Cyber America and hip. Management intends to continue to review other potential acquisitions and will have broad discretion in the selection of these businesses to be acquired or funded, without, under certain circumstances, a required review or vote by shareholders on the financial statements of unspecified acquisitions. There can be no assurance that additional acquisitions will be consummated, or that these or any other acquisitions will have a positive impact on the Company's operating results. See "Business - DDN Digital Data Networks (Canada), Inc." and " - Cyber America Corporation."



Risk of Collecting ACIS Loans



         In February 1997, the Company entered into a Letter of Intent with ACIS whereby the Company would acquire all of the capital stock of ACIS through a merger exchange of stock. The Letter of Intent was subject to a number of conditions, including the approval of the transaction by the boards of directors and shareholders of both companies; ACIS providing audited financial statements of its operations in a form acceptable for filing with the Commission; and loans from the Company to ACIS for working capital pending the closing of the transaction. The Company advanced ACIS approximately $1,048,000 in five different loans which became due June 1, 1997 and are secured by a subordinated security interest in certain of ACIS's assets and shares of ACIS stock. Management of ACIS did not deliver its stock as security for the Company's loans as was initially required, but rather, ACIS delivered a new certificate for 1,000,000 shares of ACIS common stock. As of the date of this Prospectus, the loans are past due, however the Company and ACIS are negotiating a plan for repayment of the ACIS loans, as well as a cancellation fee to the Company, including reimbursement of the Company's expenses incurred in connection with the transaction. Management of the Company believes that ACIS will repay its loans and other related fees and expenses within the next eight months. There can be no assurance that the Company will be successful in collecting from ACIS any or all of the monies owed to the Company. See "Business - ACIS Acquisition."



Risk of Redemption of Warrants



         Commencing March 13, 1997, the Company may redeem the Warrants for $0.25 per Warrant, at any time, provided that the average closing bid price per share of the Common Stock on the NASDAQ Small-Cap Market has equaled or exceeded $9.00 for twenty of the immediately prior thirty consecutive trading days ending within fifteen days of the date on which notice of redemption is given. Notice of redemption of the Warrants could force the holders thereof (i) to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous or difficult for the holders to do so, (ii) to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or
(iii) to accept the redemption price, which could be less than the market value of the Warrants at the time of redemption. Subsequent to the date the Warrants have been eligible for redemption, the Common Stock has not traded as high as $9.00. See "Description of Securities Common Stock Purchase Warrants."



Investors May be Unable to Exercise Warrants



         Any exercise of the Warrants must be made pursuant to a Prospectus which is current at the time of exercise. The Company is obligated to file post-effective amendments to the registration statement or a new registration statement containing a Prospectus which meet the "current prospectus" requirements. The Company will endeavor to maintain a current effective registration statement under the Securities Act relating to the Common Stock issuable on exercise of the Warrants. This Prospectus is intended to satisfy that requirement. If the Company is unable to maintain a current registration statement for any reason, the holders of the Warrants will be unable to exercise them. Although the Warrants offered in the public offering were not knowingly sold to purchasers in jurisdictions in which they were not registered or otherwise qualified for sale, investors may purchase Warrants in the aftermarket in, or purchasers of the Warrants may move to, jurisdictions in which the shares of Common Stock underlying the Warrants are not registered or qualified during the period when the Warrants are exercisable. In such event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares could be registered or qualified for sale in jurisdictions in which such purchasers reside, or an exemption to such qualification exists in such jurisdictions. No assurance can be given that the Company will be able to effect any required registration or qualification. Although the Company does not currently meet the listing requirements, the Company intends to apply for listing of its Common Stock on the Nasdaq National Market in the future. If the listing is approved, the Warrant Shares would not be required to be registered in the public offering because of exemptions available under most state securities laws or because of the applicability of the National Securities Markets Improvement Act of 1996, which became effective in October 1996. There can be no assurance that such listing application will be approved. See "Description of Securities - Common Stock Purchase Warrants."

Competition


         The Company's Transit Network Division operates its digital information network pursuant to contracts with transit authorities. While the Company is currently engaged in discussions with other transit authorities, there can be no assurance the Company will secure any additional markets. Transit authorities are government entities which typically require the involvement of several departments, and have therefore traditionally been slow in making decisions involving contracts of this type. If the Company fails to secure additional transit authority contracts, the Company's financial performance could be materially adversely affected. The Company does not believe there is presently significant competition for the use by transit authorities of an electronic on-board communication and advertising system similar to its digital information network. There is no assurance, however, that other parties with financial resources far greater than the Company's will not enter the market. See "Business - The Transit Network's Digital Information Network."



         The Company's Transit Network Division markets its NextStop system to transit authorities who are interested in automated audio and/or visual announcement systems for their transit vehicles. Currently there are approximately a dozen other companies that market an automated audio and/or visual announcement system, but many of them are significantly different from the Company's. Some competitors' systems are manually activated and not automated, while others that are automated use a triggering mechanism other than GPS to activate their system, such as odometer readings. The Company believes that its ability to offer the higher demand features, such as a fully automated system and GPS capability, combined with the Company's strategy to price its NextStop system below its competitors, will give The Transit Network a competitive advantage and allow it to win future contracts. However, there can be no assurance that more of The Transit Network's competitors will not offer the same features, and/or price their systems below The Transit Network's. See "Business - The Transit Network's NextStop Automated Audio/Visual Announcement System."



         DDN Canada is an Internet service provider ("ISP") which, for a monthly fee, provides a wide range of services to individuals and businesses, such as e-mail, File Transfer Protocol, which allows customers to send and receive files across the Internet, and access to the World Wide Web. With the merger of hip's operations, DDN Canada also now designs and builds Web sites, targeting high-end customers that require sophisticated, up-to-the-minute content available to visitors of their Web site. DDN Canada also offers Internet marketing services, providing customers with appropriate Internet-links to related Web sites. The market for ISPs that offer dial-up access to the Internet is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends upon a number of factors, including market presence; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. Competition in the Web page design industry is extremely intense, and is growing as an increasing number of graphic designers provide this service. Additionally, software allowing individuals and end-users to design their own Web sites is becoming more available, creating another competitive disadvantage. These competitive forces could result in erosion of DDN Canada's potential market share and adversely affect DDN Canada's future operating results from that which could otherwise be attained. See "Business - Digital Data Networks (Canada), Inc."



         Cyber America is a first tier Internet provider which delivers high speed access directly to the backbone of the Internet. Unlike ISPs which typically sell their services to individuals and small businesses, Cyber America targets speed conscious customers such as ISPs and companies that have built an intranet or wide area network infrastructure, by leasing them bandwidth on T-1 or DS-3 lines. To date, Cyber America's competitors have been traditional access providers such as MCI, Apex Global Information Systems ("AGIS") and UUNET Technologies. Most traditional access providers are applying technologies that have been in use since the early 1960s, while Cyber America utilizes a design implementation that has a patent pending, allowing it to create service that is three to five times faster than traditional methods. Additionally, Cyber America adheres to a low over-subscription rate in comparison to its competitors. However, there can be no assurance that other companies in the future will not utilize technologies similar or superior to Cyber America's, or will not adhere to a low over-subscription rate such as Cyber America's. See "Business - Cyber America Corporation."

         There are many Web sites on the Internet which provide information on publicly traded companies, but few, if any, specifically provide financial information on small cap companies in Canada, which is what the Company offers under the terms of its license agreement with SSNN. Most Web sites which provide information on publicly traded companies fall into one of four types of Web sites: sites providing space for public companies to advertise their financial statements and press releases; sites where information on public companies is posted by someone who has a vested interest in the performance of a company and its underlying shares (such as a promoter or an investment newsletter); sites that are maintained by someone who is charging the end user for information or is intending to charge the end user for their information; or, sites that are the home pages of a publicly traded company. The Company believes that these four existing types of Web sites are very static with infrequent updates, preventing a potential investor from making an immediate decision, due to the lack of current, usable information. However, there can be no assurance that another Web site with this type of up-to-date information will not be available in the future. Because the Company's SSNN Web site will be providing daily updated information on its subscribing companies, the Company believes that many small cap companies that are currently listed on the Vancouver Stock Exchange, the Toronto Stock Exchange and the Montreal Stock Exchange will pay the Company an annual fee to have their information available to visitors of the SSNN Web site, since these visitors are potential buyers of their company's stock. See "Business - SSNN License Agreement."



Management of Growth



         The Company has in the past and, depending on the extent of its future growth, may in the future, experience a strain on its management, operations and financial resources. The Company's ability to effectively manage such growth will require it to continue to implement and improve its operational and financial systems and to train, motivate and manage its employees. These demands may require the addition of new management personnel and the development of additional expertise by existing management. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition will be materially adversely affected.



Dependence on Network Infrastructure; Risk of System Failure; Security Risks



         The future success of DDN Canada's and Cyber America's business will depend upon the capacity, reliability and security of their network infrastructure. DDN Canada and Cyber America must continue to expand and adapt their network infrastructure as the number of users and the amount of information they wish to transfer increases, and to meet changing customer requirements. The expansion and adaptation of DDN Canada's and Cyber America's network infrastructures will require substantial financial, operational and management resources. There can be no assurance that DDN Canada and Cyber America will be able to expand or adapt their network infrastructure to meet additional demand or their customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that they will be able to deploy successfully the contemplated network expansion. Any failure of DDN Canada or Cyber America to expand their network infrastructure on a timely basis or to adapt it to changing customer requirements or evolving industry standards could have a material adverse effect on the Company's business, operating results and financial condition. DDN Canada's and Cyber America's operations are also dependent in part upon their ability to protect their internal network infrastructure against damage from physical break-ins, natural disasters, power loss, telecommunications failures and similar events. Any such break-in or damage or failure that causes interruptions in their operations could materially adversely affect the Company's business, operating results or financial condition.



Government Regulation



         The Company is not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to commerce on or access to the Internet, including regulatory changes which directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition, could have an adverse effect on the Company's business. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its operations.

Exclusive Supply Agreement - The Transit Network



         The Company previously purchased its LED message signs and related hardware exclusively from Sunrise Systems, Inc. ("Sunrise Systems") pursuant to an agreement which expired December 31, 1996 (the "Hardware Agreement"). Although the Company continues to purchase its signs and related hardware from Sunrise Systems, the Company did not renew this Hardware Agreement because it believes the components and subassemblies are available from multiple sources. However, a failure or delay in finding a replacement for Sunrise Systems could have a material adverse effect on the Company's business.


Dependence on Key Personnel


         The success of DDN will be significantly dependent on the continued services of its Chairman, CEO and President, Donald B. Scott, and its Vice President, Finance and Operations, Richard J. Boeglin. The operations of DDN Canada are under the direction of DDN Canada's President, Peter V. Ciccone. Simon D. Liebman is President of Cyber America. The loss of the services of Messrs. Scott, Boeglin, Ciccone or Liebman could be particularly detrimental to the Company in their respective areas of the Company's business because of their experience, knowledge and contacts in their particular fields. The Company has entered into a consulting agreement with Mr. Ciccone through March 1998. The Company does not have key person life insurance on the lives of its executive officers. See "Management - Directors and Executive Officers."


Shares of Common Stock Eligible for Future Sale


         Future sales of substantial amounts of Common Stock under Rule 144 or otherwise by the present stockholders could have a material adverse impact on the market price for the Common Stock at that time. There are presently 2,339,597 shares of Common Stock of the Company outstanding, of which 942,804 are "restricted securities" as that term is defined pursuant to Rule 144, and under certain circumstances may be sold without registration pursuant to the provisions of such Rule. In general, under Rule 144, a person or persons whose shares are aggregated, and who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of restricted securities which does not exceed the greater of one percent (1%) of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities by a person who is not an affiliate of the Company and has satisfied a two-year holding period without any quantity limitations. As of the date of this Prospectus, a total of 942,804 shares of Common Stock held by present shareholders are eligible for sale under Rule 144, all of which will become eligible under Rule 144 between July 1997 and April 1998. Of the 942,804 total shares of Common Stock eligible for sale under Rule 144, 504,332 shares are subject to a lock-up agreement with the Underwriter of the public offering until February 1998.


Outstanding Options and Warrants; Risk of further Dilution


         As of the date of this Prospectus, the Company has outstanding options and warrants to purchase approximately 818,000 shares of Common Stock at prices ranging from $0.27 to $19.68 per share. While such options and warrants are outstanding, the holders thereof are given the opportunity to profit from a rise, if any, in the value of or market price for the Common Stock without assuming the risk of ownership. See "Management - Stock Compensation Plans," and "Certain Relationships and Related Transactions."



Underwriters' Warrants



         The Company sold to the Underwriter, in connection with its public offering, warrants (the "Underwriters' Warrants") to purchase 115,000 shares of Common Stock and 160,000 Common Stock Purchase Warrants, which are exercisable at $8.25 and $.24, respectively. For the life of the Underwriters' warrants, the holders thereof are given, at nominal cost, the opportunity to profit from the difference, if any, between the exercise prices of the Underwriters' warrants and the value of or market price, if any, of the securities, with a resulting dilution in the interest of existing shareholders. The terms on which the Company could obtain additional capital during the exercise period of the Underwriters' warrants may be adversely affected as the holders of the Underwriters' warrants may be expected to exercise them when, in all likelihood, the Company would be able to raise capital by a new placement of securities on terms more favorable than those provided for by the Underwriters' warrants. The shares underlying the Underwriters' Warrants and the Common Stock Purchase Warrants are included in the registration statement of which this Prospectus is a part. See "Selling Securityholders."

No Dividends


         The Company has never paid any form of cash dividend or distribution and does not anticipate the distribution of cash dividends in the foreseeable future. Further, the Company's board of directors presently intends to retain all of the Company's earnings, if any, for the expansion of its business. Any future decision by the Company's board of directors to pay cash dividends will depend, among other factors, upon the Company's earnings, financial position, and cash requirements. See "Dividend Policy."


Denial of Cumulative Voting and Preemptive Rights; Lack of Control


         Holders of the Common Stock have no preemptive rights in connection with such securities. The security holders may be further diluted in their percentage ownership of the Company if additional securities are issued by the Company in the future. Cumulative voting in the election of directors is prohibited. Accordingly, the holders of a majority of the outstanding shares of Common Stock, present in person or by proxy, will be able to elect all the members of the Company's board of directors. See "Description of Securities."



NASDAQ SmallCap Market Listing; Disclosure Relating to Penny Stocks



         The Company's Securities are traded on the NASDAQ SmallCap Market. Failure of the Company to meet the maintenance requirements of the NASDAQ SmallCap Market could result in the Company's Securities being delisted from such market, with the result that the Company's Securities would trade on the OTC Electronic Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc., which are generally considered to be less efficient markets. Listing on the Bulletin Board requires a filing by a broker/dealer willing to make a market in the Company's securities and filing by the Company of periodic reports under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is subject to the reporting requirements of the Exchange Act and currently files such reports. Among other consequences, delisting from the NASDAQ Small-Cap Market may cause a decline in the stock price, difficulty in conducting trades and difficulty in obtaining future financing. There can be no assurance that a sustained market for the Securities will continue.



         If, at any time, the Securities are not listed on the NASDAQ SmallCap Market, the Securities could become subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Exchange Act. The "penny stock rules" apply to companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.


Authorization of Preferred Stock


         The Company's Restated Articles of Incorporation, as amended, authorize the issuance of 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors, without shareholder approval. In the event of issuance, the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. At present the Company has no particular plans to issue any shares of its preferred stock. The Company has agreed with the Representative of the Underwriters not to issue any shares of preferred stock until February 13, 1999 without the prior approval of the Representative except for the purpose of acquiring another business. See "Description of Securities."


Influence on Voting by Officers and Directors


         The Company's officers and directors currently beneficially own approximately 14% of the Company's outstanding Common Stock and equivalents (assuming exercise of outstanding options and warrants). As a result, the Company's officers and directors may be able to impact the vote on matters submitted to shareholders, including the election of directors. See "Principal Shareholders."

                                 USE OF PROCEEDS


         The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders pursuant to this Prospectus. However, the Company would receive gross proceeds of $11,040,000 if all of the Warrants were exercised, $948,750 if the Underwriters' Stock Warrants were exercised and $960,000 if the Common Stock Purchase Warrants underlying the Underwriters' Warrants were exercised. It is expected that any such proceeds would be added to working capital and general corporate purposes, although the actual use of such proceeds would depend upon conditions then existing, including the Company's requirements for cash at the various times when the Securities might be exercised and the actual proceeds received. Proceeds may also be used to acquire businesses, technologies or products that expand or complement the businesses of the Company. Other than ACIS, no such transactions are currently being negotiated. See "Business - ACIS Acquisition." Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities. It should be noted that the Warrants are exercisable at $6.00 per share until February 13, 2001, subject to redemption at a price of $0.25 per Warrant beginning March 13, 1997, when, upon 30 days prior notice, and provided that the closing sale or bid price per share of the Company's Common Stock equals or exceeds $9.00 per share for 20 of the 30 consecutive trading days ending within 15 days of the date notice of redemption is given.



                    PRICE RANGE OF COMMON STOCK AND WARRANTS



         The Company's Common Stock (symbol "DIDA") and Warrants (symbol "DIDAW") have traded on the NASDAQ SmallCap Market since February 13, 1996. The following table sets forth the high and low trade prices for the Company's Common Stock and Warrants as reported by the NASDAQ Stock Market for the periods indicated:



Common Stock

        Period                                                High                               Low
        ------                                                ----                               ----
   1996:
   1st Quarter (beginning February 13, 1996)                $ 8.75                             $ 6.00
   2nd Quarter                                               11.38                               6.50
   3rd Quarter                                                8.00                               4.88
   4th Quarter                                                6.13                               3.75
   1997:
   1st Quarter                                                7.00                               4.63
   2nd Quarter                                                6.50                               2.25
   3rd Quarter (through July 9, 1997)                         3.19                               2.13



 Warrants

        Period                                                High                               Low
        ------                                                ----                               ---
   1996:
   1st Quarter (beginning February 13, 1996)                $ 4.25                             $ 2.25
   2nd Quarter                                                6.63                               2.63
   3rd Quarter                                                3.50                               1.38
   4th Quarter                                                2.00                                .88
   1997:
   1st Quarter                                                1.97                               1.13
   2nd Quarter                                                1.50                                .44
   3rd Quarter (through July 9, 1997)                          .97                                .44



         The above prices represent inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. As of June 24, 1997, there were approximately 183 record owners of the Company's Common Stock and approximately fourteen (14) record owners of the Company's Warrants.

                                 DIVIDEND POLICY


         The Company has never paid cash dividends on its Common Stock, and it does not anticipate that it will pay cash dividends in the foreseeable future. The payment of dividends by the Company will depend on its earnings and financial condition and such other factors as the board of directors of the Company may consider relevant. The Company currently intends to retain all of its earnings, if any, to provide for the development and growth of the Company. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         The following discussion of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this Prospectus.


Background


         From inception in October 1988, through December 1992, the Company generated insignificant revenues, and as a result of the costs and expenses associated with funding the development and initial implementation of the digital information network, the Company incurred significant cumulative net losses which were financed by the issuance of debt and Common Stock. During 1988, the Company completed the installation of the RIPTA test market. In 1990, the Company was awarded a contract from DART to install an electronic advertising system on all of its buses. Installation commenced in 1991 and the system began to generate limited revenue, but the installation was not immediately completed, due to insufficient financial resources to purchase needed equipment and labor. During 1993, the Company raised approximately $670,000 from the sale of Common Stock. These funds were used to complete the installation of the DART digital information network and to hire additional sales personnel and programmers.



         The following year and a half was a transitional period for the Company, as it continued to operate the DART and RIPTA systems, negotiated the conversion of debt to equity, funded the development of a new product (an automated audio/visual next-stop announcement system), expanded its sales and operations departments in Dallas, and implemented changes to its senior management and Board of Directors.



         During the years prior to the Company's public offering, the Company incurred significant financing, legal and other consulting expenses in connection with, among other things, extension of credit, modification of existing contract or agreement terms, debt exchanges, services provided, and the continued forbearance of its creditors, for which the Company issued shares of its Common Stock and options to acquire shares of its Common Stock. The estimated fair value of such securities issued was recorded as financing, legal and other consulting expense.



         In February 1996, the Company closed its initial public offering and received net cash proceeds of approximately $5.8 million, after deduction for underwriters commissions and certain other offering related costs, from the issuance of 1,322,500 shares of its Common Stock and 1,840,000 of its Common Stock Purchase Warrants.



         Subsequent to the Company's initial public offering, the Company completed several business acquisitions and an exclusive license agreement. On June 3, 1996, the Company acquired all of the outstanding common stock of Pro.Net, a Vancouver, British Columbia, Canada-based Internet service provider, for 100,000 shares of the Company's Common Stock. Pro.Net subsequently changed its name to DDN Canada. On June 14, 1996, the Company acquired all of the outstanding common stock of Cyber America for 50,000 shares of the Company's Common Stock. Cyber America, based in Willow Grove, Pennsylvania, offers high-speed access to the backbone of the Internet. On September 27, 1996, the Company acquired all of the outstanding common stock of hip, a Web page design firm located in Vancouver, British Columbia, for 30,000 shares of the Company's Common Stock. Hip's operations have subsequently been merged with DDN Canada's. On October 4, 1996, the Company entered into an exclusive license agreement with SSNN to offer SSNN's financial news coverage in Canada. In consideration of this exclusive license agreement, the Company issued 25,000 shares of its Common Stock to SSNN.



Comparison of the Three Months Ended March 31, 1996 and March 31, 1997



         Revenues for the three months ended March 31, 1997 increased $117,000 from $101,000 to $218,000, an approximate 115% increase from the comparative prior year period. This increase is primarily the result of revenues from DDN Canada in the amount of $62,000 and from Cyber America in the amount of $27,000, both of which were acquired in the second quarter of 1996, as well as an increase of $28,000 from the Company's Transit Network Division. Total expenses increased from $496,000 to $633,000, or approximately 28%, during the three months ended March 31, 1997 as compared to the prior year period, due primarily to approximately $180,000 of operating and other costs incurred in 1997 by businesses acquired late in the second quarter of 1996, and approximately $20,000 of amortization of intangible assets recorded for such business acquisitions. The increase was offset by a decrease in salaries and related expenses of approximately $60,000 due to the absence of IPO-related bonuses and fewer employees in the Company's Transit Network Division. Interest income, derived from the investment of the public offering proceeds, increased from $22,000 to $39,000 as compared to the prior year period, while interest expense decreased from $26,000 to $7,000 due to the retirement of certain short-term and long-term obligations in 1996.

Comparison of the Fiscal Years Ended December 31, 1995 and December 31, 1996



         Revenues for the year ended December 31, 1996 increased $185,000 from $498,000 to $683,000 from the prior year. This increase is primarily the result of contributions from DDN Canada, which generated revenues of $109,000 and was acquired in June 1996, and Cyber America, which generated revenues of $82,000 and was acquired in June 1996. Revenues from the Transit Network Division remained relatively unchanged, decreasing from $498,000 to $493,000. Total expenses rose from $1,767,000 for the year ended December 31, 1995 to $2,790,000 for the year ended December 31, 1996 due to the following changes. Direct operating costs increased approximately $188,000, primarily due to hardware purchases associated with new DDN Canada and Cyber America clients, as well as $75,000 in amortization expense related to the software license. Salaries and related rose from $615,000 to $880,000 due to an increase of $169,000 resulting from the Company's 1996 business acquisitions, and $96,000 in discretionary bonus awards. Marketing, general and administrative expenses increased from $307,000 to $722,000 in 1996, primarily due to $338,000 incurred by the Company's 1996 business acquisitions, as well as additional working capital requirements for new corporate activities resulting from being a publicly traded company. Increases in salaries and related expenses and marketing, general and administrative expenses were partially offset by a decrease in financing, legal and other consulting expenses of $174,000, the result of decreased requirements for these services subsequent to completion of the Company's public offering. Product development costs and amortization of intangible assets in the amount of $329,000 in 1996 relates to the amortization of intangible assets acquired in the DDN Canada and hip acquisitions, and the expensing of product development costs associated with the Cyber America acquisition.


Financial Condition


         Cash used by operating activities for the years ended December 31, 1995 and 1996 were $527,000 and $1,456,000 respectively. In 1995 this was funded by financing activities involving the issuance of Common Stock and notes payable. In 1996, cash used by operating activities was funded by the Company's initial public offering wherein it received net cash proceeds of approximately $5.8 million, after deducting for underwriter's commissions and certain other offering related costs, from the issuance of 1,322,500 shares of its Common Stock and 1,840,000 of its Common Stock Purchase Warrants. The Company's stockholders' equity increased from approximately ($1,667,000) at December 31, 1995 to $3,107,000 at December 31, 1996 as losses of approximately $2 million were offset by increases to Common Stock resulting from the Company's public offering and other issuances of the Company's Common Stock, including shares issued in connection with business acquisitions and debt exchanges. Total borrowings approximated $1.2 million at December 31, 1996 as compared to $2.3 million the prior year, the change resulting from certain current and long-term obligations which were paid after the public offering.



         In June 1996, DART put into service 40 light rail vehicles. The Company is interested in installing its digital information network on these vehicles, and is currently discussing the terms and conditions under which that may occur. If an agreement is reached, the Company estimates that it will incur approximately $200,000 of additional equipment and installation costs. The Company believes, however, that advertising revenues from these light rail vehicles will increase in amounts sufficient to offset the initial capital outlay. See "Business-Digital Information Network."



         In August 1996, one of the Company's noteholders exercised his right to covert the entire amount of principal and accrued but unpaid interest to shares of the Company's Common Stock. Pursuant to that exercise, the Company issued 30,795 shares of its Common Stock in exchange for approximately $124,000 of principal and interest. Subsequent to December 31, 1996, two other noteholders converted promissory notes of principal and accrued interest together approximating $161,000 to 37,023 shares of the Company's Common Stock.

         A valuation allowance has been recorded for the full amount of deferred taxes as realization of such deferred tax asset is not considered to be more likely than not.


Liquidity and Capital Resources


         At March 31, 1997, the Company's principal assets consisted of approximately $1.4 million of cash, of which approximately $1.3 million was invested in short-term, interest-bearing investments with banks and other financial institutions, and approximately $1.3 million of short-term notes receivable. The Company's total obligations of approximately $922,000 consisted primarily of $305,000 in accrued expenses, and $362,000 of the current portion of long-term debt incurred by the Company's Transit Network Division.



         Although the Company has no present commitments to do so, as described more fully in the prospectus relating to the Company's stock offering, estimates of anticipated uses of proceeds include approximately $1 million for capital expenditures. The Company anticipates that the companies it has acquired in 1996 will require additional working capital until they become profitable. Pending use of offering proceeds to fund operating activities, capital expenditures, and potential future business acquisitions, the Company has invested such proceeds in short-term, interest-bearing investments primarily with banks and other commercial institutions.



         In February 1997, the Company entered into a Letter of Intent with ACIS whereby the Company would acquire all of the capital stock of ACIS through a merger exchange of stock. The Letter of Intent was subject to a number of conditions, including the approval of the transaction by the boards of directors and shareholders of both companies; ACIS providing audited financial statements of its operations in a form acceptable for filing with the Commission; and loans from the Company to ACIS for working capital pending the closing of the transaction. The Company advanced ACIS approximately $1,048,000 in five different loans which became due June 1, 1997 and are secured by a subordinated security interest in certain of ACIS's assets and shares of ACIS stock. Management of ACIS did not deliver its stock as security for the Company's loans as was initially required, but rather, ACIS delivered a new certificate for 1,000,000 shares of ACIS common stock. As of the date of this Prospectus, the loans are past due, however the Company and ACIS are negotiating a plan for repayment of the ACIS loans, as well as a cancellation fee to the Company, including reimbursement of the Company's expenses incurred in connection with the transaction. Management of the Company believes that ACIS will repay its loans and other related fees and expenses within the next eight months. There can be no assurance that the Company will be successful in collecting from ACIS any or all of the monies owed to the Company.



         The Company believes that its future operating results, liquidity, and capital resources will improve, the result of anticipated revenue growth by DDN Canada and Cyber America. The Company believes that with the cash it has invested in short-term financial instruments, interest earned from these investments, and anticipated revenues from operations, the Company's working capital requirements will be sufficient for at least the next 12 months.


Effect of Recently Issued Accounting Standards


         Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), which establishes standards for computing and presenting earnings per share ("EPS") and has the effect of simplifying the standards for computing earnings per share and makes them comparable to international EPS standards. It is not expected that adoption of SFAS 128 will have a significant, if any, effect on reported EPS data.

                                    BUSINESS


         DDN provides wireless communication systems to the transit industry, and Internet services, targeting primarily the business community.



     The Company's Transit Network Division markets two wireless communication systems to the transit industry: a digital information network which uses an FM subcarrier signal to transmit information, both text and graphic, to riders on-board public transit vehicles; and a next-stop automated audio/visual announcement system which utilizes Global Positioning System
     (GPS) technology to track a vehicle's position, then triggers simultaneous audio and visual announcements of next-stop locations at predetermined points along a route;



     Two wholly owned subsidiaries of the Company market Internet services: DDN Canada is a full service Internet service provider and Web page design firm; and Cyber America is a first-tier Internet provider delivering high speed access directly to the backbone of the Internet. Additionally, the Company acquired from SSNN an exclusive license to sell financial news coverage in Canada to small capitalization companies, and to make that financial information available to Internet users at SSNN's Web site.



     The Transit Network



         The Company's Transit Network Division markets and operates two systems: a digital information network and NextStop, an automated audio/visual announcement system. The digital information network is a network of computerized electronic displays that delivers information, both text and graphics, to riders on-board public transit vehicles, utilizing an FM subcarrier signal to transmit the data. The Transit Network currently operates its digital information network on the 824-bus fleet of the DART system, and on 66 buses of the RIPTA system. The RIPTA system has served as a test site for the Company since 1988. The DART system began operations in 1991.



         Following passage of the Americans with Disabilities Act ("ADA"), transit authorities began to realize that this law included a mandate that they would have to provide the same information to hearing- and sight-impaired passengers that non-impaired passengers have. The Company foresaw the need to provide audio and visual next-stop announcements for hearing- and sight-impaired riders, and began development of NextStop, a fully automated audio and visual next-stop announcement system utilizing GPS technology. NextStop was successfully tested on the Company's system in Providence, Rhode Island in October of 1994. Although there are no NextStop systems in operation, the Company intends to aggressively market this product to transit agencies in North America. According to METRO, a transit industry magazine, their 1995 survey of transit bus fleets indicated there were 52,428 buses in service in the largest 100 markets in the U.S. and Canada. Tens of thousands more exist in authorities operating fleets in smaller markets. The Company believes that a substantial number of transit authorities are not in compliance with all areas of the ADA, especially as it concerns the requirement for transit agencies to provide hearing- and sight-impaired passengers with the same information as non-impaired passengers.



         DDN Digital Data Networks (Canada), Inc.



         DDN Canada, a Vancouver, British Columbia based corporation, was organized in October 1994, as a provider of Internet services. DDN Canada's local access service provides customers with a local (i.e. the Greater Vancouver area) point of presence access to the Internet. This service is comprised of quality telecommunications hardware, proven software and reliable communications facilities. DDN Canada intends to continue capitalizing on the demand for Internet access from corporations and individuals by providing Internet access via leased and dial-up lines. DDN Canada also provides consulting or training for clients interested in building an intranet or on-line marketing program. DDN Canada was acquired by the Company in June 1996.



         In September 1996, the Company acquired hip Communications, Inc., another Internet-related company, based in Vancouver, which designs and builds Web sites, primarily for large corporations and government agencies. hip's operations have subsequently been merged with DDN Canada's, allowing DDN Canada to offer Web page design and development in addition to their other Internet services.



         Cyber America Corporation



         With a growing number of businesses emphasizing the importance of high speed connectivity to the Internet, Cyber America's founders originated a unique design implementation process which delivers information to and from the backbone of the Internet faster that traditional methods. Incorporated in March 1996, Cyber America filed a patent application on this design implementation in July, 1996. This pending patent was subsequently assigned to the Company in connection with the acquisition of Cyber America. Unlike traditional primary access providers who are connected to the backbone of the Internet using point-to-point wide area networks, Cyber America has implemented connections from the Internet backbone into various carrier networks, delivering Internet connectivity via broadband fast packet services. This means Cyber America does not have to oversubscribe already congested networks, and can eliminate the multiple layers of routing involved, greatly improving access performance.

         License Agreement with SSNN, Inc.



         SSNN became operational in December 1995, and provides financial information on public companies to Internet users free of charge. SSNN charges an electronic archiving and distribution fee to public companies listed on its Web sites. SSNN intends to use its software and marketing expertise to provide on-line financial news and e-mail services for most foreign equities markets, since foreign public companies have also been traditionally hard to access. SSNN granted an exclusive license to the Company in October 1996, in consideration for 25,000 shares of the Company's Common Stock, which allows the Company to market SSNN's service in Canada. SSNN is currently in negotiations with several other groups who are interested in licensing SSNN's service in Europe, Australia, New Zealand and Hong Kong. The Company believes that if SSNN is successful in establishing name identification in world-wide markets, it will be beneficial to the Company's marketing efforts in Canada. As of the date of this Prospectus, the Company has not marketed the SSNN service in Canada.



Strategy



         The Company's strategy centers around three distinct business plans. First, to market its digital information network and NextStop system to transit authorities across the United States and Canada; secondly, to capitalize on the growing demand for Internet services by building its customer base for these services through its DDN Canada and Cyber America operations; and thirdly, to market SSNN's service to small capitalization companies in Canada who are anxious to expand their financial news coverage to potential buyers of their publicly-traded stock. The Company's strategy to market its wireless communications systems, build its customer base for Internet services and market SSNN's service consists of the following key elements:



               Successful installation of The Transit Network's NextStop system in the near future. In order for The Transit Network to successfully and rapidly expand its NextStop system, the Company believes it is important to get its first NextStop system installed in the near future. With the number of competitors in the industry growing, many of whom also do not yet have their systems installed in any transit fleets, it would be a significant competitive advantage to have a successful, working system in place. The Company will continue to respond to Requests For Proposal ("RFP"s) for such systems. However, there can be assurance that any such contract will be awarded to the Company.



               Continued compliance with and enforcement of the Americans with Disabilities Act. The federal mandates that require transit authorities to provide hearing and sight-impaired passengers access to the same information as able-bodied passengers has been the impetus behind transit authorities' willingness to install automated next-stop announcement systems on their transit vehicles. The Company believes it is vital that the Justice Department continue to enforce and pressure transit authorities to comply with all aspects of the Americans with Disabilities Act ("ADA"), or most transit authorities would cease to address these needs, making it difficult to survive in a market with increasing competitors and a reduced demand for these products. The Company will continue to encourage and support disadvantaged and disabled groups whose constituents would benefit from these audio and visual next-stop announcement systems.



               Continued availability of funds for transit authorities. Funding for wireless communications systems such as The Transit Network's digital information network and NextStop announcement system typically originates from federal programs that pay for 80% to 90% of the total cost, with the remaining difference funded by the local transit authority. The amount of federal dollars available to transit authorities has been shrinking the past few years as the United States Congress has been attempting to reduce the federal budget deficit. The Company believes that if funding remains near current levels, or is reduced only slightly in the future, adequate federal funding exists for transit authorities to purchase these types of systems. Even in the event that federal funding is severely reduced from current levels, the Company believes that transit authorities will still be expected to fulfill all of the ADA requirements. The Company's strategy is to assist interested transit authorities in applying for these funds which are available under certain federal grant programs. Additionally, for transit authorities that can obtain the federal funds, but don't have the necessary 10% - 20% required from local sources, the Company may finance or arrange financing for, all or a portion of that 10% - 20% through a public/private partnership, since it would have long-term benefits for both parties.

               Cyber America maintaining a low customer over-subscription ratio. A key element of Cyber America's strategy is to maintain a 2.5:1 customer over-subscription ratio. While some competitors over-subscribe their available bandwidth by ratios as high as 8:1, few, if any, have committed to maintaining such a low ratio. The Company believes it is important to keep this ratio low in order to better handle the higher volume applications such as video distribution and electronic commerce, and intends to adhere to this low over-subscription ratio.



               DDN Canada maintaining problem-free access to its service. The fundamental thrust of DDN Canada's strategy is to attract and maintain corporate customers and individuals who want access to the Internet but are unwilling to tolerate the connection and navigating problems that currently exit with so many other Internet service providers. DDN Canada intends to continue addressing these customer concerns by providing unlimited, high quality set-up assistance, reliable service, state-of-the-art navigation tools and continual emphasis on customer support.



               Enrollment of a sufficient number of small capitalization companies joining the SSNN network in Canada. The Company believes that it will be important to enroll a sufficient number of small capitalization companies in order for the service to be beneficial to visitors of the Company's SSNN Web site, allowing visitors to browse information on several companies, and enticing them to return as an increasing number of companies are added to the network. This will be equally important to subscribing companies joining the SSNN network, as they will want to see other companies on the network to justify their investment in the program. In order to accomplish this goal, the Company will enact two strategies: the Company and SSNN will leverage existing relationships and develop new relationships with brokerage firms that conduct business in small capitalization stocks; and, mount a mailing and print advertising campaign which will target stock brokers. The Company believes that these actions will enable it to enroll a sufficient number of small capitalization companies at its Web site to create on-going demand for information of this type.



The Transit Network's Digital Information Network



         Background



         The Transit Network's digital information network is a network of computerized electronic displays that delivers transit authority messages, news, information and may optionally include advertising, to riders on-board public transit vehicles. The network consists of specialized electronic LED displays, transmission protocol, and control software. Each system requires an agreement with a local FM radio station for the use of an FM subcarrier frequency. The Company does not believe that the cost of these arrangements will be a significant expense.


         The electronic display utilized on the DART and RIPTA buses is approximately six inches high by twenty-six inches in length, strategically located behind and slightly above the driver, and is visible from most areas inside the vehicle. The software for the digital information network is licensed from Sunrise Systems. See "--Digital Information Network Technology" and "--Software License."


         News briefs, weather, trivia questions, sports reports and transit authority information are continuously presented, and can be interspersed with advertising messages as well. The program sequence runs approximately 12-15 minutes, generally assuring that the full program cycle is viewed more than once during an average commute, which lasts approximately 30 minutes according to United States Department of Transportation statistics. Programs are usually updated twice a day, changing content to reflect the demographic profile of riders at different times, to update the news, and to include new information from the transit authority. News stories may be changed more frequently if the events of the day warrant such updates. The Company subscribes to United Press International's (UPI) wire service and receives continuous news stories every few minutes throughout the day via satellite transmission and UPI's software package. With UPI's full service package, the Company is able to obtain up-to-the minute programming information on news, weather, sports and entertainment. Advertising copy is usually supplied by the advertiser, while public service and transit information announcements are provided by the transit authority.

         The digital information network has other important capabilities, including the ability to (i) target specific buses and routes with different programming, (ii) custom design special programming, and (iii) display in Spanish and other foreign languages. The network allows certain messages to be displayed system-wide, on selected vehicles, or on selected routes. In addition to regular programming, special programming can be custom-tailored for specific events. For example, in Dallas, the transit authority uses approximately 100-125 buses to transport fans to Dallas Cowboys football games. Those buses are targeted with a special program that is filled with football and other sports-related features, while the other buses in the fleet continue to run the regular program. This ability to target buses and routes is a feature of the system that can be sold to advertisers desiring to reach specific riders. Targeting of individual buses which have been chartered for one-day special events is also available on the system.


         Digital Information Network  Technology


         The digital information network consists of specialized electronic LED displays, transmission protocol, and control software. The software allows a programmer to enter information and entertainment data into a personal computer. The program is updated via a high-speed modem connected between the programming site and the transmitting location. It is then broadcast through an FM subcarrier frequency and received by a small antenna located on each bus. The digital information is then transferred into buffer memory inside the LED display. As the program then being displayed completes its cycle, the new data automatically replaces the old data without any interruption. The entire broadcast cycle - from in-house computer, to transmitter, to transit vehicle, to its on-screen appearance, can be completed in just minutes. The Company is responsible for repairing or replacing its electronic displays that are defective or damaged after installation. The Company performs monthly maintenance on all installed message displays.


         Software License


         The Company licenses the software to operate its digital information network from Sunrise Systems, pursuant to a License Agreement (the "Software License") dated November 1, 1995, as amended. The Software License grants the Company a perpetual, fully paid up license to use the software wherever it wishes. The Software License is exclusive with regard to each metropolitan area in the United States and Canada (the "Primary Territory") which has a population of at least 100,000 people, and is otherwise non-exclusive in the Primary Territory. In areas other than the United States and Canada (the "Option Territory"), the Software License is non-exclusive, although the Software License allows it to become exclusive if certain conditions are met.


         Transit Authority Marketing


         The Company has contracted with transit authorities in Dallas and Providence, and is continuing to solicit other public transit authorities for the purchase of its digital information network, and/or contract for the exclusive rights to operate its system inside the transit vehicles operated by the authorities. In the latter case, the Company's strategy is to seek long-term, exclusive contracts with transit authorities. The Company initially will seek to penetrate the domestic public transit market comprised of the top transit fleets. In cases where the Company sells its system to transit agencies, the Company will require initial capital during the early stages of installation, since transit authorities typically cannot or will not make payments until certain performance requirements are satisfied. There can be no assurance that the Company will be awarded contracts in any new markets.

         Dallas Area Rapid Transit


         The Transit Network's Dallas operation serves as a prototype for operations in a large transit market. Dallas ranks 13th in the United States bus transit market, with approximately 800 vehicles. The Company entered into a contract with DART on October 16, 1990, which granted the Company exclusive rights to install and operate its digital information network on-board DART's buses for a period of five years. Installation of the DART system was completed in August 1993. The Company and DART entered into a new contract effective October 16, 1995 for an additional three years. The Company is currently in negotiation with DART to extend this contract by an additional three years and provide for the installation of the Company's system on DART's Light Rail Vehicles which were placed in service about June 1996. Under the existing contract, the Company pays DART 4% of its gross advertising receipts. In addition, DART has reserved a permanent position on the digital information network program for its exclusive use, as well as limited access to advertising space for its own printed material. The Company must reserve up to 30% of available space on interior advertising panels and one message block on the digital information network during each cycle of messages for DART'S use and public service announcements. Advertising revenues from the interior advertising panels account for less than five percent of total advertising revenues and the reservation of advertising space to DART does not materially affect the Company's total advertising revenues. Maintenance of the digital information network is subcontracted to an independent party. Each bus is inspected at least monthly to ensure that the hardware is functioning properly and the program is accurately displayed. Defective hardware is returned to Sunrise Systems for repair or replacement. Programming errors to date have been minor and are corrected at the Company's office.

         Rhode Island Public Transit Authority

         The Company has operated its digital information network as a test market on approximately 66 RIPTA buses since October 1988. The Company operates the system under an oral arrangement to continue the five-year contract with RIPTA, dated April 1988, which has expired. The contract provided for the exclusive right to install and operate electronic displays on-board RIPTA vehicles in return for a royalty based on a fixed percentage of gross advertising revenues, and for RIPTA to have access to a certain percentage of the Company's program time to display transit authority messages and promotions.

         Advertiser Participation


         In the DART and RIPTA markets, where The Transit Network depends on the sale of advertising to generate revenues, its clients consist primarily of local consumer products and service companies, as well as regional and local offices of national companies. The Company will initially focus on local and regional companies until its system is installed in a sufficient number of transit markets, at which time large advertisers will consider use of their national advertising budgets for transit advertising.


         Competition for Advertisers

         The advertising industry is intensely competitive. The Company competes for advertising dollars with all advertising and promotional channels, including television, radio, magazines, newspapers and direct mailings. Management believes that its primary competition is radio and newspapers, which charge rates significantly higher than those charged by the Company. The Company believes that the primary basis for competition in the advertising industry is price and value, although other factors such as market coverage, audience demographics, and time and cost of production are also of importance.

         Manufacturing, Supply and Installation


         The Company does not manufacture its hardware, but contracts with third parties to produce the equipment. Sunrise Systems assembles The Transit Network's hardware from components and subassemblies manufactured by others pursuant to an exclusive agreement with the Company. While the Company believes that most of such components and subassemblies are available to Sunrise Systems from multiple sources, there can be no assurance that Sunrise Systems will be able to obtain commitments from qualified manufacturers to provide the components and subassemblies within the Company's time and cost estimates. The Company incorporates both system and application software, most of which is licensed from Sunrise Systems. See "-Software License."


         The Company contracts with third party electrical contractors to install the hardware in participating transit authority vehicles. The Company has an agreement with a Dallas electrical contractor who has installed The Transit Network's hardware in DART vehicles, whereby the contractor has the right of first refusal to install the hardware in other transit systems in the United States, unless there are union labor or transit authority requirements which the contractor cannot meet.


The Transit Network's NextStop Automated Audio/Visual Announcement System


         Background

         The Transit Network's NextStop unit was developed in response to the transit industry's requirement to comply with the ADA. Based on the tests of the NextStop announcement system conducted on RIPTA buses, the Company has demonstrated that its system provides hearing- and sight-impaired passengers the same information as non-impaired passengers have with respect to bus routes, destination and stopping points on a route.

         Among other requirements, the ADA requires transit authorities to provide hearing- and sight-impaired passengers with the same type of service they provide to non-impaired passengers. As that relates to transit usage, agencies must provide a means for hearing- and sight-impaired passengers to determine what route they are boarding, and what destinations are upcoming once they begin a trip. To accomplish this, transit authorities must have some type of audio and visual announcement system which can accommodate these requirements.

         Because of heavy capital costs incurred for compliance with the ADA, transit authorities have been forced to gradually phase in compliance with these requirements. Numerous transit agencies have issued Expressions of Interest ("EOIs") or RFPs through public announcements in industry publications to ascertain which vendors' products exist to address these compliance mandates.


         Description

         The NextStop system provides audio and visual announcements of upcoming stops along a bus route. Precise latitude and longitude coordinates for each stop along a route are programmed into the NextStop unit, along with voice announcements that the transit authority wishes to make. An internal GPS receiver tracks the location of the vehicle, and once it crosses one of the designated latitude and longitude points, it acts as a triggering mechanism and activates an audio announcement, while simultaneously displaying the same message visually on a single-line LED screen.

         Competition


         Over the past twelve to eighteen months, competition in this industry has intensified, as the number of companies providing automated audio and/or visual next-stop announcement systems has grown to approximately twenty. While not every company uses GPS as the triggering mechanism for these automated announcement systems, at least ten companies do. Many of the latter entries into this market are defense-related companies who previously concentrated on marketing their GPS products to the military, but have subsequently targeted the transit industry as potential users of their GPS products. In addition to the downward pressure these competitors create on the pricing of the Company's system, many of these companies have financial resources far greater than the Company's, creating the possibility that they will underbid smaller competitors such as the Company for these contracts, even though these larger companies may lose money or just break even. There can be also be no assurance that additional competitors will not enter this market.


         Manufacturing and Installation


         The Company does not manufacture the NextStop hardware, but contracts the manufacture and installation to third parties. The Company believes that there are multiple manufacturers that can supply GPS-related products. However, there is no assurance that another source will provide the same quality at comparable costs as the Company's existing supplier.


         Revenue from Maintenance Contracts


         In addition to revenues resulting from the sale of NextStop units, The Transit Network believes it will be able to generate annual revenues from maintenance contracts with transit authorities to service and maintain the system's hardware and software after the warranty period has expired.



DDN Digital Data Networks (Canada), Inc.



         Background



         DDN Canada is a full service Internet provider that provides local access to the Internet, consulting and training services for customers interested in building internal Internet systems or on-line marketing programs, and Web page design and development. DDN Canada became operational in October 1994, and targets primarily corporate customers and government agencies that want access to or a presence on the Internet.



         The Internet as it applies to DDN Canada



         The Internet is a global web of computer networks, allowing individuals and companies to transfer and access data worldwide by communicating with other computers or networks connected to the Internet. All that is required to successfully communicate via the Internet is a personal computer, a modem and an Internet access provider, such as DDN Canada.



         The World Wide Web



         One part of the Internet which has seen significant growth in popularity over the past few years is the World Wide Web, which links information of various kinds and allows the user to browse these areas at will. The Web, based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows users to exploit the capabilities of the Internet. The Web enables users to find, retrieve and link all types of information available on the Internet.

         Services Provided



         DDN Canada's primary service is to provide local access to the Internet for individuals and companies in the Greater Vancouver area. DDN Canada believes there are a large number of potential customers who want to access the Internet, but are unwilling to suffer the connection and navigation problems that exist with many other Internet service providers. To address these concerns, DDN Canada makes every effort to ensure that customers enjoy simple first-time access to the Internet when using DDN Canada. This is accomplished by providing set-up assistance if requested, an adequate number of access lines and quality communications equipment to ensure rapid and reliable connection to the Internet, and automated installation of user-friendly software that allows easy navigation once the customer is connected to the Internet.



         DDN Canada believes that there will be substantial growth in internal Internet systems, called intranets, which allow private corporate networks that use Internet software to link employees and business partners to share selective information. Because of the experience and knowledge of DDN Canada's staff, DDN Canada is able to offer training and consulting services to customers who are interested in setting up their own intranet. DDN Canada also provides consulting services for customers who are interested in marketing their products or services on the Internet.



         As a result of the Company's acquisition of hip Communications, Inc., DDN Canada currrently offers Web page design and development in addition to its other Internet-related services. Unlike many graphic design firms and advertising agencies, DDN Canada builds sophisticated Web sites, and will therefore continue to target large corporations and government agencies which typically require relatively complex Web sites for their users.



         Customer Support



         In choosing an Internet service provider, customers often make their decision based on the quality of a provider's customer support. Because DDN Canada believes it is of the utmost importance to provide prompt and effective assistance to its customers when they request it, it has arranged for a professionally trained staff to provide quality customer support twenty-four hours per day, seven days per week.



         Competition



         The principal competition to DDN Canada's local Internet access comes from approximately five other Internet access companies in British Columbia, most of which have larger customer bases than DDN Canada. However, many of these competitors have experienced difficulties in providing easy access and reliable service. DDN Canada believes that with its continued commitment to customer service and quality hardware, it will be able to increase its market share for these services.



         There are several companies in British Columbia that provide Web page design work. However, many of these competitors do not specialize in complex, sophisticated Web sites as DDN Canada does. In addition, the Company believes hip established a favorable reputation for designing quality Web sites from which the Company expects to benefit.



Cyber America Corporation



         Background



         Cyber America is an early stage development company which began operations in March 1996. With users placing ever-increasing importance on high speed connectivity to the Internet, Cyber America was formed after its founders originated a unique design implementation process which delivers information to and from the backbone of the Internet faster than traditional methods. Located in Willow Grove, Pennsylvania, Cyber America delivers Internet access directly to the National Science Foundation Network's ("NSFNet") access point, or NAP site.



         The Internet as it applies to Cyber America



         The Internet is a global web of computer networks. Developed over twenty-five years ago, this network allows any computer attached to the Internet to talk to any other using the Internet Protocol. The Internet has traditionally been subsidized by the U.S. federal government, but as the number of commercial entities that rely on the Internet for business communications and commerce has increased, the level of federal subsidies has significantly diminished, and funding for the Internet infrastructure and backbone operations has shifted primarily to the private sector.

         Users connect directly to the Internet through Internet access services such as those provided by MCI, AGIS, Sprint and UUNET Technologies. In addition, consumer online services such as America Online and CompuServe have also introduced Internet access gateways for their subscribers. With these gateways, large numbers of unforeseen users have crowded onto the Internet, creating bottlenecks and data clogs. This in turn has created an increasing demand for and interest in high speed connectivity.



         Intranet



         Intranets, which heretofore have had a lower profile than the Internet, are private corporate networks that use Internet software to link employees and business partners, allowing for selective distribution of company information. According to estimates by Forrester Research Inc. of Cambridge, Massachusetts, the entire market for Internet software will grow from $342 million in 1996 to $8.5 billion by 1999. The Company believes that intranets will become an important segment of the Internet landscape, and will help drive the demand for speed conscious connectivity.



         Pending Patent



         Cyber America filed a patent application in July, 1996 for Fast Packet Internet Access, a system which eliminates many slow network elements associated with Internet connectivity and enhances efficiency and data communication throughput for Internet users. This pending patent was assigned to the Company in connection with the acquisition of Cyber America.



         Technology



         Cyber America is a first tier Internet provider, connecting its customers directly to the backbone of the Internet. Online service providers such as America Online and CompuServe offer Internet access via network gateways, but this forces millions of their subscribers to share the gateway's limited bandwidth, resulting in bottlenecks that create slow response time. Utilizing Cyber America's patent pending network design and its interconnections to NSFNet's NAP sites through an Asynchronous Transfer Mode ("ATM") network, Cyber America delivers high speed connectivity to the Internet.



         Competition



         Unlike other Internet providers which typically sell their services to individuals and small businesses, Cyber America targets speed conscious customers such as ISPs and companies that have built Intranet or Wide Area Network infrastructures, by leasing them bandwidth on T-1 or DS-3 lines. Cyber America competes primarily with the traditional backbone providers such as MCI, AGIS, Sprint and UUNET Technologies. Most of these traditional access providers are applying technologies that have been in use since the early 1960s, while Cyber America utilizes its patent pending network design, allowing it to create service that is three to five times faster than traditional methods. Cyber America also offers a lower over-subscription ratio than most competitors. Some competitors over-subscribe their available bandwidth by ratios as high as 8:1, while Cyber America has committed to maintaining a 2.5:1 over-subscription ratio. The Company believes that this low over-subscription ratio is important to better handle the higher volume applications such as video distribution and electronic commerce.



         Customer Support



         The Company believes that it is important to provide prompt and effective assistance to its customers. Cyber America provides assistance twenty-four hours a day, seven days a week. The Company anticipates demand for its customer support to grow as Cyber America's customer base expands. There can be no assurance that the Cyber America's customer support resources will be sufficient to manage the expansion in its customer base. A failure to adequately match customer support resources to projected increases in customers could adversely affect the Company.



SSNN License Agreement



         Background



         SSNN provides financial information on public companies to Internet users free of charge. SSNN designs and builds Web sites which provide Internet users or investors with convenient and easily accessible locations where they can find information on publicly traded companies worldwide. Through exclusive license agreements, SSNN intends to use its software and marketing expertise to expand its service to foreign equities markets. SSNN granted an exclusive license to the Company in October 1996 to market SSNN's service in Canada, and is currently negotiating with other groups to provide SSNN's service in Europe, Australia, New Zealand and Hong Kong as well. The Company believes that if SSNN is successful in establishing name identification in world-wide markets, it will be beneficial to the Company's marketing efforts in Canada.

         Description



         The Company's SSNN service will provide comprehensive financial news coverage for small capitalization companies (market caps of less than $500 million Canadian). Interested persons with access to the Internet will be able to get this information on small capitalization Canadian companies free of charge at the Company's SSNN Web site once it has been established. Information such as historical trading data, press releases, regulatory filings, current stock market quotes, current market cap, and research reports will be available. Small capitalization companies that join this network will pay an annual subscription fee to keep this information about their company accurate and up-to-date. Statistical information for each subscribing company will be updated nightly, while press releases will be updated immediately.



          Strategy



         The Company intends to establish a foothold in Canada for on-line financial news and e-mail services for small capitalization companies. By first focusing on the niche of distributing financial news and e-mail services for small capitalization companies, the Company intends to position itself to become highly visible, and recognized as a credible source for small companies. Once this foothold is established, the Company believes it will be able to use its user/viewer base to attract advertisers, creating additional revenue. Additionally, the Company intends to construct other related Web sites for Canadian small capitalization companies which would be built for specific industries or categories. For example, a gas and oil company listed on the Company's original SSNN Web site could also be listed at a Web site entitled "GAS&OILSTOCKS." Each Web site would have links to all other related Web sites, and the subscribing company would pay an additional fee to be listed at additional sites. As of the date of this Prospectus, the Company has not marketed the SSNN service in Canada.



         Competition



         While there are many Web sites on the Internet which provide information on publicly traded companies, the Company believes few, if any, provide credible information on small capitalization companies in Canada.



ACIS Acquisition



         In February 1997, the Company entered into a Letter of Intent with ACIS whereby the Company would acquire all of the capital stock of ACIS through a merger exchange of stock. The Letter of Intent was subject to a number of conditions, including the approval of the transaction by the boards of directors and shareholders of both companies; ACIS providing audited financial statements of its operations in a form acceptable for filing with the Commission; and loans from the Company to ACIS for working capital pending the closing of the transaction. The Company advanced ACIS approximately $1,048,000 in five different loans which became due June 1, 1997 and are secured by a subordinated security interest in certain of ACIS's assets and shares of ACIS stock. Management of ACIS did not deliver its stock as security for the Company's loans as was initially required, but rather, ACIS delivered a new certificate for 1,000,000 shares of ACIS common stock. As of the date of this Prospectus, the loans are past due, however the Company and ACIS are negotiating a plan for repayment of the ACIS loans, as well as a cancellation fee to the Company, including reimbursement of the Company's expenses incurred in connection with the transaction. Management of the Company believes that ACIS will repay its loans and other related fees and expenses within the next eight months. There can be no assurance that the Company will be successful in collecting from ACIS any or all of the monies owed to the Company.




Employees


         As of March 31, 1997, the Company had eighteen employees, of which eight were employed by The Transit Network Division, eight by DDN Canada, and two by Cyber America.

Properties


         The Company leases (i) approximately 1,370 square feet in Dallas for $1,770 per month pursuant to a three-year lease which commenced December 1, 1996; (ii) approximately 300 square feet in Providence, Rhode Island for $100 per month on a month-to-month basis; (iii) approximately 3,800 square feet in Vancouver, British Columbia for $3,847 (Canadian) per month pursuant to three separate lease agreements which expire at various times through July 2000; and
(iv) approximately 200 square feet in Willow Grove, Pennsylvania for $725 per month on a month-to-month basis.



Legal Proceedings



         On November 6, 1996, Activeware Internet Corp. ("Activeware") and Dick Hardt ("Hardt"), Plaintiffs, filed a claim against DDN and its subsidiary, hip, Defendants, in the Supreme Court of British Columbia, in connection with certain agreements entered into by all parties in September 1996, whereby Hardt agreed to sell to DDN all of the outstanding capital stock of hip. Hardt alleges that, among other things, he signed one of the agreements against his will, certain agreements are not enforceable, DDN failed to provide him with certain payments and a stock certificate in a timely fashion, DDN and hip breached certain agreements and obligations, and DDN and hip have failed to pay the Plaintiffs for work performed. The Plaintiffs are seeking against DDN and/or hip, among other things, a declaration that certain agreements are unenforceable, specific performance of certain agreements, damages of $500,000 (Canadian) for breach of the agreements, monies owing pursuant to certain agreements, general damages, punitive damages, and costs. The Company denies these claims and intends to vigorously defend this lawsuit, and further in that regard, on January 22, 1997, DDN and hip filed a Counterclaim against the Plaintiffs, alleging that, among other things, the Plaintiffs breached certain terms of the Stock Purchase Agreement, the Consulting Agreement, and the Intellectual Property Transfer and Use Agreement. DDN and hip are seeking against the Plaintiffs, among other things, rescission of certain agreements, an order compelling the Plaintiffs to transfer ownership of the hip.com domain name to hip forthwith, an order for possession of the office space, an injunction restraining and enjoining the Plaintiffs with respect to the design or hosting of Web sites and to return certain confidential information to hip, damages for misrepresentation, damages for breach of contract, punitive damages, and costs. The Company believes that the resolution of this legal proceeding will not have a material adverse impact on the Company's financial position, results of operations or cash flows. The suit is in the discovery stage and a trial date is expected for 1999.

                                   MANAGEMENT



Directors and Executive Officers

         The following table sets forth certain information concerning the directors and executives officers of the Company as of the date of this Prospectus.


Name                                   Age             Position with the Company
----                                   ---             -------------------------

Donald B. Scott                        42               President, Director and
                                                        Chairman of the Board

James F. Biagi, Jr. *                  40               Secretary and Director

Richard F. Rutkowski *                 41               Treasurer and Director

Steven R. Willey                       43               Director

Richard J. Boeglin                     39               Vice President, Finance
                                                        and Operations Chief
                                                        Financial Officer

Susan E. Hassel                        50               Vice President, Sales



*  Member of Audit Committee



         Donald B. Scott has been President and a director of the Company since March 1993. In July 1996, Mr. Scott was also elected as the Company's Chairman of the Board. Mr. Scott served as the Company's Acting President from December 1992 through March 1993. Mr. Scott was previously a principal of Rutkowski, Erickson, Scott ("RES"), a consulting firm, from 1991 to July 1995. Prior to his association with RES, Mr. Scott was with Paine Webber in New York from 1987 to 1991. He has worked on Wall Street in various capacities since starting at E. F. Hutton in 1979. He has a B.A. degree in communications and economics from the University of Denver.



         James F. Biagi, Jr. has been Secretary and a director of the Company since its inception in 1988. He is a practicing attorney in Seattle, Washington, and has been a principal of the law firm Monahan & Biagi since March 1996. Prior to Monahan & Biagi, Mr. Biagi practiced law at the firm Monahan & Robinson since 1989, where he has specialized in tax, corporate and securities matters. Mr. Biagi received his B.A. from Boston College, his J.D. from Gonzaga University and his LL.M. in Taxation from the University of Denver.



         Richard F. Rutkowski has been a director and Treasurer of the Company since January 1995. Since December 1994, Mr. Rutkowski has been the Chief Executive Officer of Microvision, Inc., a developer of virtual reality technology, including the virtual retinal display. From October 1994 to December 1994, Mr. Rutkowski served as Microvision's Chief Operating Officer. Between November 1992 and May 1994, Mr. Rutkowski served as Executive Vice President of Medialink Technologies Corporation (formerly Lone Wolf Corporation), a developer of high speed digital networking technology for multimedia applications in audio-video computing, consumer electronics and telecommunications. Between February 1990 and April 1995, Mr. Rutkowski was principal of RES.



         Stephen R. Willey has been a director of the Company since August 1996. Mr. Willey has served as Executive Vice President of Microvision, Inc., a developer of virtual reality technology, since October 1995 and as a director for Microvision since June 1995. Between January 1994 and April 1996, Mr. Willey served as an outside consultant to Microvision through DGI, The Development Group, Inc., a business and technology consulting firm that Mr. Willey founded in 1982, and CSI Connection Systems, Inc., also a business and technology consulting firm founded by Mr. Willey. Mr. Willey also co-founded Pro.Net Communications, Inc. (subsequently renamed DDN Digital Data Networks (Canada), Inc.), an Internet services company acquired by the Company in June 1996, and has served as a director of DDN Canada since 1994.



         Richard J. Boeglin is the Chief Financial Officer, and has been Vice President, Finance and Operations since April 1995. He has been with the Company since 1991. He has ten years of management experience, including direct management of transit system design, development and installation. From 1987 to 1991, Mr. Boeglin worked in the outdoor advertising industry. He has a B.S. in Marketing and Management from Indiana University.

         Susan E. Hassel is the Vice President of Sales and has been with the Company since 1992. She has fourteen years of sales and marketing experience. From 1985 until 1991, Ms. Hassel was the Director of Sales and Marketing for The Relocation Center, a relocation counseling company in Dallas, Texas. Ms. Hassel has a B.S. in Education from the University of Cincinnati.


         The Company has agreed to elect to the board of directors a person chosen by Sunrise Systems. However, no nominee has been designated by Sunrise Systems as of the date of this Prospectus. See "Business - The Transit Network's Digital Information Network - Software License."




Executive Compensation


         The following table sets forth summary information regarding cash and non-cash compensation paid by the Company during each of the Company's last three fiscal years to the Company's Chief Executive Officer and the most highly compensated executive officers of the Company whose annual compensation exceeded $100,000.




                           Summary Compensation Table


                                                                                    Long-Term Compensation
                                                          Annual Compensation               Awards
Name and                                                  -------------------             Securities
Principal Position                      Year           Salary           Bonus        Underlying Options
------------------                      ----           ------           -----       ----------------------

Donald B. Scott, President              1996           $144,000         $74,872              60,000 (1)

                                        1995            120,000          74,558              44,723

                                        1994             17,000           -0-                 4,920



Richard J. Boeglin, V.P. Finance        1996            $96,000         $15,650              40,000 (1)
   and Operations
                                        1995             66,086           -0-                   559

                                        1994             59,161           -0-                12,298



Susan E. Hassel, V.P. Sales             1996           $129,637           -0-                15,000 (2)

                                        1995            114,790           -0-                   559

                                        1994             95,982           -0-                11,179


-------------------

(1) These options to vest on a pro-rata basis over a 24-month period commencing July 1, 1996.
(2) These options to vest on a pro-rata basis over a 24-month period commencing December 1, 1996.



Stock Compensation Plans



         1994 Stock Compensation Plan



         The Company's 1994 Stock Compensation Plan was approved by the board of directors on February 3, 1994 and by the shareholders on May 16, 1994 to provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and options which do not constitute incentive options to officers, directors (other than Outside Directors), employees and advisors of the Company or a subsidiary of the Company. A total of 111,807 shares of Common Stock has been authorized and reserved for issuance under the 1994 Stock Compensation Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The 1994 Stock Compensation Plan is administered by the Compensation Committee, consisting of Company directors. The Compensation Committee has the sole authority to interpret the 1994 Stock Compensation Plan, to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of options to be granted under the 1994 Stock Compensation Plan; provided that, (i) the exercise price of each option granted under the 1994 Stock Compensation Plan may not be less than the fair market value of the Common Stock on the day of the grant of the option, (ii) the exercise price must be paid in cash upon exercise of the option, (iii) no option may be exercisable for more than 10 years after the date of grant, and (iv) no option is transferable other than by will or the laws of descent and distribution. No option is exercisable after an optionee ceases to be employed by the Company or a subsidiary of the Company, subject to the right of the Compensation Committee to extend the exercise period for not more than six months following the date of termination of an optionee's employment. An optionee who was a director or advisor may exercise their option at any time within six months after such optionee's status as a director or advisor terminates to the extent they were entitled to exercise such option at the date of termination of their status. If an optionee's employment is terminated by reason of disability, the Compensation Committee has the authority to extend the exercise period for not more than one year following the date of termination of the optionee's employment or service as an advisor or director. If an optionee dies and shall hold options not fully exercised, such options may be exercised in whole or in part within one year of the optionee's death by the executors or administrators of the optionee's estate or by the optionee's heirs. The vesting period, if any, specified for each option will be accelerated upon the occurrence of a change of control or threatened change of control of the Company.

         As of the date of this Prospectus, approximately 104,000 options have been granted under the 1994 Stock Compensation Plan.



         1996 Combined Incentive and Nonqualified Stock Option Plan



         On May 2, 1996, the board of directors unanimously approved and recommended that the shareholders consider and approve the Company's 1996 Combined Incentive and Nonqualified Stock Option Plan (the "1996 Plan") to provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options at the discretion of the board of directors. The 1996 Plan was approved by the shareholders of the Company on June 17, 1996 at the annual meeting of shareholders. A total of 250,000 shares of Common Stock have been authorized and reserved for issuance under the 1996 Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The 1996 Plan is to be administered by the board of directors of the Company. The board of directors has the sole authority to interpret the 1996 Plan, to determine the persons to whom options will be granted, to determine the basis upon which options will be granted, to determine whether each option is to be an incentive stock option or nonqualified stock option, and to determine the number of shares, exercise price, the period during which the option may be exercised, and any other terms and conditions of the options to be granted under the 1996 Plan; provided that, (i) the exercise price of each incentive stock option granted under the 1996 Plan may not be less than the fair market value of the Common Stock on the day of the grant, while the exercise price of each nonqualified stock option may be greater or less than the fair market value of the Common Stock, at the discretion of the board of directors; (ii) the exercise price must be paid in cash upon exercise of the option, or, to the extent permitted by applicable laws and regulations, may be exercised by delivery of shares of Common Stock of the Company held by the optionee having a fair market value equal to the exercise price, such fair market value to be determined in good faith by the board of directors; (iii) no option may be exercisable for more than 10 years after the date of grant; and
(iv) no option is transferable other than by will or the laws of descent and distribution. After an optionee ceases to be employed by the Company or a subsidiary of the Company, the option may be exercised by the optionee at any time prior to the expiration of three months after the date of such termination of employment (unless by its terms the option sooner terminates or expires), but only if, and to the extent the optionee was entitled to exercise the option at the date of such termination. If an optionee's employment is terminated by reason of disability, the option may be exercised by the optionee at any time prior to the expiration of one year after the date of such termination (unless by its terms the option sooner terminates or expires), but only if, and to the extent the optionee was entitled to exercise the option at the date of such termination. If an optionee dies and shall hold options not fully exercised, such options may be exercised in whole or in part within one year of the optionee's death by the executors or administrators of the optionee's estate or by the optionee's heirs. Any optionee may receive one or more grants of options as the board of directors shall from time to time determine, but no optionee shall receive an option in excess of 75,000 shares of Common Stock. Optionees who are not employees will only be eligible to receive nonqualified stock options.

         In July 1996, the Company granted Donald B. Scott, President, James F. Biagi, Jr., Secretary, Richard F. Rutkowski, Treasurer, and Richard J. Boeglin, Chief Financial Officer, incentive stock options under the 1996 Plan to purchase 60,000 shares, 40,000 shares, 40,000 shares and 40,000 shares respectively, at $7.13 per share, the market value of the Company's Common Stock on that date. In December 1996, the Company changed the exercise price of these shares to $5.50 per share and granted Stephen W. Willey, director, incentive stock options under the 1996 Plan to purchase 40,000 shares at $5.50 per share, a price determined by the Company's board of directors to be not less than the price of the Company's Common Stock at the date of change. As of the date of this Prospectus, 220,000 options have been granted under the 1996 Plan.



         The following table sets forth information regarding options granted during the fiscal year ended December 31, 1996 to the Company's Chief Executive Officer and the other most highly compensated executive officers of the Company whose annual compensation exceeded $100,000.


                        Option Grants in Last Fiscal Year
                                Individual Grants


                                  Number of        % of Total Options
                                  Securities           Granted to
                                  Underlying          Employees in         Exercise or Base
           Name                Options Granted         Fiscal Year          Price Per Share    Expiration Date
           ----                ---------------         -----------          ---------------    ---------------


Donald B. Scott                      60,000                44                   $5.50          June 30, 2001
   President

 Richard J. Boeglin                  40,000                30                   $5.50          June 30, 2001
    V.P. Finance and
    Operations

 Susan E. Hassel                     15,000                11                   $5.50          November 30, 2001
    V.P. Sales



         The following table sets forth information regarding exercised options and the value of unexercised options as of December 31, 1996 held by the Company's Chief Executive Officer and the other most highly compensated executive officers of the Company whose annual compensation exceeded $100,000.


                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Values




                                                          Number of Securities
                                                         Underlying Unexercised                 Value of
                              Shares                        Options at Fiscal                  Unexercised
                             Acquired       Value               Year-End                   At Fiscal Year-Ends
        Name               on Exercise     Realized     Exercisable/Unexercisable     Exercisable/Unexercisable (1)
        ----               -----------     --------     -------------------------     -----------------------------
Donald B. Scott                 0               0           133,769 / 45,000            $  300,536 /     0
   President

Richard J. Boeglin              0               0            21,739 / 32,236            $       0  /     0
   V.P. Finance and
   Operations

Susan E. Hassel                 0               0            11,573 / 16,283            $       0  /     0
   V.P., Sales



 (1) The value of unexercised in-the-money options is based on the market value of the Company's Common Stock at fiscal year-end, of $4.75 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         In December 1994, Bruce S. Glant, a former director of the Company filed a lawsuit against the Company for payment of a demand note in the principal amount of approximately $53,000 plus interest. Pursuant to a Settlement Agreement dated as of April 21, 1995, the Company agreed to pay Mr. Glant $5,000 upon execution of the Settlement Agreement and $2,000 per month thereafter until the note was paid in full. The Company also granted to Mr. Glant (i) the right to implement the digital information network technology in the greater Seattle, Washington market, and (ii) warrants to purchase 11,181 shares at $8.94 per share for five years. Mr. Glant directed 1,118 of such warrants to be issued to each of the two managers in the Company's Dallas office. The Company paid the outstanding balance of $37,757 upon conclusion of its public offering in February 1996.



         In November 1995, Mr. James F. Biagi, Jr., Secretary and a director, exchanged $19,095 of a 5% demand note with accrued interest for 4,774 shares of the Company's Common Stock at $4.00 per share.



         In June 1996, in consideration for acquiring all of the outstanding capital stock of DDN Canada, the Company issued 100,000 shares of the Company's Common Stock to shareholders of DDN Canada, including 28,500 shares to Stephen
R. Willey, who was elected a director of the Company in August, 1996 to fill the vacancy created by the resignation of Ronald P. Erickson, former chairman of the board of directors. Mr. Willey received an additional 10,000 shares of the Company's Common Stock in June 1996 for entering into a two-year consulting agreement with the Company.



         In June 1996, in consideration for acquiring all of the outstanding capital stock of Cyber America Corporation, the Company issued 23,750 shares of the Company's Common Stock to Simon D. Liebman and Joseph S. Rutkowski, and 2,500 shares to Richard S. Rutkowski, Cyber America's three principal shareholders. Richard F. Rutkowski, the Company's treasurer and a director, is the brother of Joseph S. Rutkowski and son of Richard S. Rutkowski.


         The Company believes that the foregoing transactions with its officers and directors were on terms no less favorable than could have been obtained from independent third parties. All future transactions with such persons will also be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the independent, disinterested directors.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 30, 1997 by
(i) each person known by the Company to be the beneficial owner of more than 5% of the total outstanding shares of Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock of the Company.


Name of                                        Number of Shares                       Percentage
Beneficial Owner                              Beneficially Owned                     of Ownership
----------------                              ------------------                     ------------

Donald B. Scott, Jr.                      164,412    (1)                                 6.6%
James F. Biagi, Jr.                        62,466    (2)                                 2.6
Richard F. Rutkowski                       37,130    (3)                                 1.6
Stephen R. Willey                          53,500    (4)                                 2.2
All directors and executive
   Officers as a group (6 persons)        376,094    (5)                                13.8%



(1) Includes options to purchase 153,769 shares which may be exercised within 60 days from the date of this Prospectus.
(2) Includes options to purchase 62,466 shares which may be exercised within 60 days from the date of this Prospectus.
 (3) Includes options to purchase 25,375 shares which may be exercised within 60 days from the date of this Prospectus.
(4) Includes options to purchase 15,000 shares which may be exercised within 60 days from the date of this Prospectus.
(5) Includes options to purchase 312,399 shares which may be exercised within 60 days from the date of this Prospectus.



The addresses of the foregoing persons are as follows: Donald B. Scott, Jr., 3102 Maple Avenue, Suite 230, Dallas, Texas 75201; James F. Biagi, Jr., 701 5th Ave., Suite 5701, Seattle, Washington 98104; Richard F. Rutkowski, 2203 Airport Way South, Suite 100, Seattle, Washington 98134; and Stephen R. Willey, 2203 Airport Way South, Suite 100, Seattle, Washington 98134.

                             SELLING SECURITYHOLDERS



The following table sets forth the number of Securities which may be offered by the Selling Securityholders pursuant to this Prospectus. None of the Selling Securityholders will own as much as 1% of the outstanding shares if all of the Securities registered are sold except for Sunrise Systems, which will own 1.5% if all of its shares registered herein are sold and all of its options are exercised.



                                                                                      Underwriters'
                                                                                          Stock        Underwriters'
                                    Shares                             Number of         Warrants        Warrants
                                 Beneficially          Shares            Shares        Beneficially    Beneficially
                                  Owned Prior        to be Sold       Beneficially      Owned and        Owned and
                                    to this           in this         Owned After     to be Sold in    to be Sold in
            Name                   Offering           Offering       this Offering    this Offering    this Offering
            ----                   --------           --------       -------------    -------------    -------------

Commonwealth Assoc. (1)             14,256             14,256             -                 -                -

Mark Marshall (2)                    6,709              6,709             -                 -                -

Fred Meyers (3)                     14,919             14,919             -                 -                -

Sunrise Systems, Inc. (4)           80,192             43,854          36,338               -                -

John A. Bruno (5)                  125,000            125,000             -              50,000          75,000

Michael J. Wills (6)                65,000             65,000             -              25,000          40,000

John C. Cioffoletti (7)             45,000             45,000             -              20,000          25,000

Mason, Hill & Co., Inc. (8)         40,000             40,000             -              20,000          20,000


                                   --------            --------       ---------        --------        --------
              Total                391,076            354,738          36,338           115,000         160,000


----------

(1) Shares underlying warrants issued to Commonwealth Associates pursuant to Warrant Agreements dated May 7, 1992, June 15, 1992 and June 30, 1992, all of which are exercisable at $1.12 per share and expire on November 7, 1997. Commonwealth Associates has advised the Company that it intends to exercise its Warrants and sell the underlying shares pursuant to this Prospectus.
(2) Shares acquired in private transaction prior to the Company's Initial Public Offering. Of such shares, 3,355 shares are subject to the Underwriters' Lock Up Agreement until February 13, 1998.
(3) Includes 6,419 shares acquired in private transaction prior to the Company's Initial Public Offering and 8,500 shares subject to options granted in December 1996 for services rendered, exercisable at $4.50 per share at any time until March 2001.
(4) Includes 1,119 shares acquired in private transaction prior to the Company's Initial Public Offering and 18,697 shares in March 1997 in connection with the conversion of debt. Of such shares, 1,119 shares are subject to the Underwriters' Lock Up Agreement until February 13, 1998. Also includes 24,038 shares subject to options granted prior to the Company's Initial Public Offering in connection with a license agreement, exercisable at prices ranging from $.09 per share to $.89 per share exercisable for certain periods ranging until February 2003. Sunrise Systems has agreed not to sell any of its shares being sold in this Offering until the outstanding Warrants are redeemable or until September 30, 1997, whichever occurs first.
(5) Acquired in connection with the Company's Initial Public Offering. Includes 50,000 shares underlying warrants exercisable at $8.25 per share until February 13, 2001 and 75,000 shares underlying warrants exercisable at $6.00 per share until February 13, 2001. See "Risk Factors-Underwriters' Warrants" and "Description of Securities-Underwriters' Stock Warrants and Underwriters' Warrants."
(6) Acquired in connection with the Company's Initial Public Offering. Includes 25,000 shares underlying warrants exercisable at $8.25 per share until February 13, 2001 and 40,000 shares underlying warrants exercisable at $6.00 per share until February 13, 2001. See "Risk Factors-Underwriters' Warrants" and "Description of Securities-Underwriters' Stock Warrants and Underwriters' Warrants."
(7) Acquired in connection with the Company's Initial Public Offering. Includes 20,000 shares underlying warrants exercisable at $8.25 per share until February 13, 2001 and 25,000 shares underlying warrants exercisable at $6.00 per share until February 13, 2001. See "Risk Factors-Underwriters' Warrants" and "Description of Securities-Underwriters' Stock Warrants and Underwriters' Warrants."
(8) Acquired in connection with the Company's Initial Public Offering. Includes 20,000 shares underlying warrants exercisable at $8.25 per share until February 13, 2001 and 20,000 shares underlying warrants exercisable at $6.00 per share until February 13, 2001. See "Risk Factors-Underwriters' Warrants" and "Description of Securities-Underwriters' Stock Warrants and Underwriters' Warrants."

                            DESCRIPTION OF SECURITIES




         The Company was incorporated on October 17, 1988. As a result of reverse stock splits and amendments to its Articles of Incorporation in 1995, its authorized capital consists of 10,000,000 shares of Common Stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of the date of this Prospectus there are 2,339,597 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.


Common Stock


         The Company is authorized to issue 10,000,000 shares of Common Stock, no par value per share. The holders of the Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the board of directors out of funds legally available. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of Common Stock are fully paid and nonassessable.


Common Stock Purchase Warrants


         In its public offering in February 1996, the Company issued and sold 1,840,000 Common Stock Purchase Warrants ("Warrants") to purchase an aggregate of 1,840,000 shares of Common Stock at a price of $6.00 per share. The Warrants are exercisable at any time until February 13, 2001. The Warrants are governed by a warrant agreement ("Warrant Agreement") between the Company and Continental Stock Transfer & Trust Company as warrant agent (the "Warrant Agent"). The information included herein concerning the Warrants is subject to the detailed provisions of the Warrant Agreement, a copy of which is available at the office of the Warrant Agent or the Company.


         Provision is made in the Warrant Agreement for adjustment of the price and number of shares of Common Stock issuable thereunder pursuant to certain anti-dilution provisions upon the occurrence of certain events, including the issuance or sale of or granting of rights to purchase shares of Common Stock at a price less than the exercise price then in effect and in the event of stock dividends, stock splits, recapitalizations and reclassifications. No adjustment to the exercise price will be made, however, upon issuance or sale by the Company of any shares of Common Stock for a consideration consisting, wholly or partly, of other than cash, for assets or acquisitions, to key employees or advisors to the Company or pursuant to the Warrants offered hereby or any stock option plan that is in effect on the date hereof. No adjustment in the exercise price will be made unless such adjustment would require an increase or decrease of at least 2% in the number of shares subject to the Warrants; however, any such adjustment not so made will be taken into account and carried forward in determining the amount of any subsequent adjustments.

         The Company is not required to issue fractions of shares upon exercise of Warrants; if any fraction of a share is issuable upon exercise of a Warrant, the Company shall purchase such fraction based upon the then current market value of the Common Stock.

         The Warrants do not confer upon the holder any voting, dividend or other rights of a stockholder of the Company.


         The Warrants are subject to redemption by the Company after March 13, 1997, upon 30 days prior written notice, at a price of $0.25 per Warrant provided that the closing sale or bid price per share of the Company's Common Stock equals or exceeds $9.00 per share for 20 of the 30 consecutive trading days ending within 15 days of the date notice of redemption is given.

         The Company must have a currently effective registration statement on file with the Securities and Exchange Commission in order for a Warrant holder to be able to exercise the Warrants. The Warrant Agreement requires the Company to endeavor to maintain such current effective registration. There can be no assurance that the Company will, at all times during the life of the Warrants, be able to maintain such registration, and in the event it is unable to do so, the Warrants will not then be exercisable. Additionally, the exercise of the Warrants is subject to the requirement that the Common Stock issuable upon exercise be registered or qualified for sale under applicable state securities laws in the states where the Warrant holders reside. There can be no assurance that the Company will be able to comply with applicable state laws where all Warrant holders reside. Although the Company does not currently meet the listing requirements, the Company intends to apply for listing of its Common Stock on the Nasdaq National Market in the future. If successful, the requirement to register or qualify the Warrant Shares for sale in jurisdictions in which they were not registered in the February 1996 public offering may not be applicable because of exemptions available in most state securities laws or because of the applicability of the National Securities Markets Improvement Act of 1996, which became effective in October 1996.


Preferred Stock


         The board of directors, without further action by the shareholders, is authorized to issue up to 1,000,000 shares of preferred stock in one or more series and to fix and determine as to any series, any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation. The Company has no present intention to issue any preferred stock, but may determine to do so in the future. Under the terms of the Underwriting Agreement, the Company may not issue any shares of preferred stock without the prior written approval of the Representative until February 13, 1999 except for purposes of acquiring another business.


Underwriters' Stock Warrants and Underwriters' Warrants


         In connection with the Initial Public Offering, the Company sold to nominees of the Underwriters, 115,000 Underwriters' Stock Warrants entitling the holders thereof to purchase up to 115,000 shares of Common Stock at a price of $8.25 per share for a period of five years, commencing February 13, 1996, and 160,000 Underwriters' Warrants entitling the holders to purchase up to 160,000 Common Stock Purchase Warrants at a price of $0.24 per Warrant, for a like period.


Transfer Agent and Warrant Agent

         The Transfer Agent for the Company's Common Stock and the Warrant Agent under the Warrant Agreement is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

Reports

         The Company intends to furnish to its shareholders after the close of each fiscal year, an annual report containing audited financial statements. In addition, the Company may furnish to its shareholders such other reports as management may determine.



                              PLAN OF DISTRIBUTION



         The Securities offered hereby may be sold from time to time to purchasers directly by any of the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. Such sales may be effectuated at any time or from time to time, so long as the Registration Statement, to which this Prospectus is a part, remains effective, through transactions that may take place on the Nasdaq SmallCap Market, in privately-negotiated transactions or through sales to one or more broker-dealers for resale of such Securities, as principals, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. Such brokers or dealers may be deemed underwriters as that term is defined in the Securities Act. The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the shares of the Securities offered hereby. The Company will pay the expenses incident to the offering of the Securities offered hereby relating to the preparation of the Registration Statement, of which this Prospectus is a part.

         Under agreements which may be entered into by the Selling Securityholders, underwriters, dealers and agents who participate in the distribution of the Securities offered hereby may be entitled to indemnification by the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereto. Underwriters, dealers and agents may be customers of, engaged in transactions with, or perform services for the Company or the Selling Securityholders in the ordinary course of business.





                                  LEGAL MATTERS


         The validity of the Common Stock offered hereby will be passed upon for the Company by Maurice J. Bates, L.L.C., 8214 Westchester, Suite 500, Dallas, Texas, 75225.






                                     EXPERTS


         The financial statements of Digital Data Networks, Inc. included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                           DIGITAL DATA NETWORKS, INC.

                          INDEX TO FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS:                                        Page

         Report of Independent Certified Public Accountants............... F-2

         Consolidated Balance Sheets...................................... F-3

         Consolidated Statements of Operations............................ F-4

         Consolidated Statement of Stockholders' Equity  (Deficit)........ F-5

         Consolidated Statements of Cash Flows............................ F-6

         Notes to Consolidated Financial Statements....................... F-7

               Report of Independent Certified Public Accountants


To the Board of Directors and Stockholders of Digital Data Networks, Inc.


         We have audited the accompanying consolidated balance sheets of Digital Data Networks, Inc. and its subsidiaries (the Company), as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Digital Data Networks, Inc. and its subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.





BDO Seidman, LLP
Seattle, Washington


March 25, 1997

                           DIGITAL DATA NETWORKS, INC.
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)


                                                                       December 31,
                                                                       ------------            March 31,
                                                                  1995              1996         1997
                                                                  ----              ----       ---------
                                                                                              (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                $      12            $ 2,865        $  1,421
   Notes receivable                                                 -                325           1,350
   Accounts receivable                                             14                 83              93
   Prepaid expenses and other current assets                        3                169             165
                                                              ---------          --------       ---------
         Total Current Assets                                      29              3,442           3,029

Equipment, net of accumulated depreciation                        445                386             371

Intangible Assets, net of accumulated
   amortization of $159, $263 and $298 (Note 2)                   100                362             327

Other Assets                                                       83                 87              80
                                                              ---------          --------       ---------

TOTAL ASSETS                                                $     657             $ 4,277       $  3,807
                                                              =========          ========       =========




CURRENT LIABILITIES
   Accounts payable and accrued liabilities                 $    159                 290        $    305
   Accrued payroll and related                                    68                  99              90
   Notes payable and accrued interest (Note 4)                   770                  71              72
   Current portion of long-term debt (Note 4)                     76                 501             362
   Current portion of expanded license commitment (Note 5)         -                  78               -
   Unearned income                                                54                  97              64
                                                              --------           --------       ---------
         Total Current Liabilities                             1,127               1,136             893
                                                              --------           --------       ---------

LONG-TERM OBLIGATIONS
   Long-term debt and accrued interest (Note 4)                  947                  34              29
   Expanded software license commitment (Note 5)                 250                   -               -                       -
                                                              --------           --------       ---------
         Total Long-Term Obligations                           1,197                  34              29
                                                              --------           --------       ---------

COMMITMENTS AND CONTINGENCIES (Notes 6, 10, 11 and 13)

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred Stock, no par value, 1 million shares
     authorized, none issued                                       -                   -               -
   Common Stock, no par value, 10 million shares authorized,
      704,547, 2,297,473 and 2,334,496 shares issued and
     outstanding                                               6,359              13,099          13,260
   Accumulated Deficit                                        (8,026)             (9,992)        (10,375)
                                                             ---------           --------       ---------
         Total Stockholders' Equity (Deficit)                ( 1,667)              3,107           2,885
                                                             ---------           --------       ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $    657             $ 4,277        $ 3,807
                                                             =========           ========       =========




                 See accompanying notes to financial statements.

                           DIGITAL DATA NETWORKS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in Thousands, Except Per Share Data)



                                                      Year Ended                           Three Months
                                                      December 31                         Ended March 31,
                                                      -----------                         ---------------
                                                   1995          1996                    1996          1997
                                                   ----          ----                    ----          ----
                                                                                    (Unaudited)     (Unaudited)

   REVENUES                                     $   498      $    683                $    101         $  218
                                                -------        ------                  ------         ------

   EXPENSES:
      Direct operating costs                        465           653                      86            160
      Salaries and related                          615           880                     278            217
      Marketing, general and administrative         307           722                      82            175
      Financing, legal and other
        consulting (Note 7)                         380           206                      50             67
      Product development costs, including
        amortization of intangible assets (Note 2)    -           329                       -             14
                                                -------        ------                  ------         ------
        Total Expenses                            1,767         2,790                     496            633
                                                -------        ------                  ------         ------

      Loss Before Other Income (Expense)         (1,269)       (2,107)                   (395)          (415)
                                                -------        ------                  ------         ------


   OTHER INCOME (EXPENSE):
      Interest expense                            (140)          (51)                     (26)            (7)
      Investment income                              -           192                       22             39
                                                -------        ------                  ------         ------
         Total Other Income (Expense)             (140)          141                       (4)            32
                                                -------        ------                  ------         ------

   NET LOSS                                   $ (1,409)      $(1,966)                $  ( 399)      $  (383)
                                              =========      ========                =========      ========


   NET LOSS PER SHARE                         $  (2.17)      $ (0.98)                $  (0.29)       $  (0.16)
                                              =========      ========                ========       =========





















                 See accompanying notes to financial statements.

                           DIGITAL DATA NETWORKS, INC.
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in Thousands)



                                                                                       Accumulated
                                                               Common Stock              Deficit          Total
                                                               ------------              -------          -----
Balance, January 1, 1995                                     410        $  2,938      $   (6,617)     $  (3,679)
Shares issued upon debt exchange (Note 4)                    239           3,139               -          3,139
Shares issued for other than cash                             51             257               -            257
Shares issued for exercise of options                          5              25               -             25
Net loss                                                       -               -          (1,409)        (1,409)
----------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                                   705           6,359          (8,026)        (1,667)
Shares issued for cash (Note 6)                            1,322           6,612               -          6,612
Warrants issued for cash                                       -             276               -            276
Stock offering costs                                           -          (1,066)              -         (1,066)
Shares issued in connection with acquisitions of:
     Pro.Net Communications, Inc.                            100             325               -            325
     Cyber America Corporation                                50             163               -            163
     hip Communications, Inc.                                 30              98               -             98
Shares issued upon debt exchange                              31             124               -            124
Shares issued for other than cash                             59             170               -            170
Warrants issued for other than cash                            -              38               -             38
Net loss                                                       -               -          (1,966)        (1,966)
----------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                                 2,297          13,099          (9,992)          3,107
Shares issued upon debt exchange (Unaudited)                  37             161               -             161
Net loss (Unaudited)                                           -               -            (383)           (383)
----------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997 (Unaudited)                        2,334        $ 13,260      $  (10,375)     $    2,885
================================================================================================================


















                 See accompanying notes to financial statements.

                           DIGITAL DATA NETWORKS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)

                                                                 Year Ended                  Three Months
                                                                December 31,                Ended March 31,
                                                                ------------                ---------------
                                                            1995           1996            1996         1997
                                                            ----           ----            ----         ----
                                                                                        (Unaudited)  (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                $   (1,409)  $    (1,966)    $    (399)    $    (383)
      Adjustments to reconcile net loss to net cash
      used by operating activities:
            Depreciation and amortization                      323           427            83           115
            Product development costs                            -           329             -             -
            Other non-cash operating expenses                  219           209             -             -
            Changes in assets and liabilities
            exclusive of the
            effects of business combinations:
                Increase in prepaid and other
                 current assets                                  -          (149)            -             -
                Increase (decrease) in accrued interest        140           (69)          (69)           (6)
                Increase (decrease) in accounts payable
                 and accrued liabilities                       130          (252)          (50)            7
           Other                                                70            15            69           (39)
                                                       -----------    -----------    -----------   -----------
Net Cash Used by Operating Activities                         (527)       (1,456)         (366)         (306)
                                                       -----------    -----------    -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Increase in notes receivable                                -          (325)          (50)       (1,025)
     Purchases of equipment                                    (24)          (15)           (3)          (58)
     Cash acquired upon acquisition of businesses                -            99             -             -
                                                       -----------    -----------    -----------   -----------

Net Cash Used by Investing Activities                          (24)         (241)          (53)       (1,083)
                                                       -----------    -----------    -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common stock
        and warrants, net of stock issue costs                  25         5,822         5,857             -
     Proceeds from issuance of notes payable                   525             -            30             -
     Repayment of expanded license commitment                    -          (225)         (225)            -
     Repayment of notes payable                                (16)       (1,047)       (1,012)          (55)
                                                       -----------    -----------    -----------   -----------

Net Cash Provided (Used) by Financing Activities               534         4,550         4,650           (55)
                                                       -----------    -----------    -----------   -----------

Net Increase (Decrease) in Cash and Cash Equivalents           (17)        2,853         4,231        (1,444)

CASH AND CASH EQUIVALENTS
      Beginning of Period                                       29            12            12         2,865
                                                       -----------    -----------    -----------   -----------

      End of Period                                     $       12   $     2,865     $   4,243     $   1,421
                                                       ===========        ======     ===========   ===========



SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING TRANSACTIONS
      Exchange of debt for equity                       $    3,139   $       124     $       -     $     161
      Common Stock and warrants issued for other
        than cash                                              257           208             -             -
      Common Stock issued in business acquisitions               -           586             -             -
      Accounts payable converted to debt                       318             -             -             -


                 See accompanying notes to financial statements.

                           DIGITAL DATA NETWORKS, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 1  Description of Business and Summary of Significant Accounting Policies

Digital Data Networks, Inc. (the "Company"), a wireless, passenger communication and advertising company, is principally engaged in development, design, installation and operation of the "digital information network", a network of computerized electronics message displays that deliver current news, information and advertising to riders on-board public transit vehicles. The digital information network consists of a series of electronic information displays utilizing digital radio transmission technology. The Company, incorporated in 1988, has operated the digital information network in Dallas, Texas since 1991. The Company currently operates the digital information network on the entire bus fleet of Dallas Area Rapid Transit ("DART") and on a portion of the buses of Rhode Island Public Transit Authority ("RIPTA"). In July 1995, the Company changed its name from Transit Information Systems, Inc. to Digital Data Networks, Inc.

As more fully described in Note 2, as a result of recent acquisitions of three Internet related businesses, the Company is also engaged in other operating and development activities. The Company's subsidiary, DDN Digital Data Networks (Canada), Inc. ("DDN Canada"), previously known as Pro.Net Communications, Inc. ("Pro.Net") before it changed its name in January 1997, provides a range of Internet offerings to business customers, including connectivity services to local subscribers, intranet services to corporations, and the development of on-line working programs for commercial clients. The Company's subsidiary, hip Communications, Inc. ("hip"), which subsequently merged its operations with DDN Canada, is a Web page design and development company targeting corporate customers. DDN Canada currently operates primarily in Vancouver, British Columbia, Canada. The Company's subsidiary, Cyber America Corporation ("Cyber America"), offers direct high speed access to the backbone of the Internet and targets speed conscious customers such as Internet service providers and companies that have built an intranet or wide area network infrastructure. Cyber America's primary operations are in Pennsylvania, and its customers are primarily located in the northeast region of the United States.

Principles of Consolidation - The Company's financial statements are consolidated and include the results of operations of its acquired subsidiaries from the date of their acquisition. Pro.Net and Cyber America were acquired in June 1996 and hip was acquired in September 1996. Intercompany account balances and transactions are eliminated in consolidation.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Cash and Cash Equivalents - Cash and cash equivalents generally consist of cash, commercial paper and other money market instruments. The Company invests its excess cash in deposits with major banks and money market securities of investment grade companies. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

Equipment - Equipment is recorded at cost less accumulated depreciation based on assets estimated useful lives ranging from five to seven years. Depreciation is computed using primarily the straight-line method. Maintenance and repairs are expensed while major improvements are capitalized.

Intangible Assets - Intangible assets includes the cost of the expanded software license and identifiable and unidentifiable assets recorded in connection with business combinations accounted for utilizing purchase accounting. Intangible assets are amortized on a straight-line basis over estimated productive lives not exceeding five years. Cost and accumulated amortization of fully amortized intangible assets are removed from the accounts.

Note 1 Description of Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets - The Company evaluates at each balance sheet date the carrying value of long-lived assets and intangible assets, and the appropriateness of the remaining lives of such assets considering whether any events have occurred or conditions have developed which may indicate that the remaining life or the amortization method requires adjustment. After reviewing the appropriateness of the remaining lives, the Company then assesses the overall recoverability of the assets by determining if the unamortized balance can be recovered through undiscounted future operating cash flows. If such evaluations were to indicate a material impairment of these assets, such impairment would be recognized by a write down of the applicable asset. Absent any unfavorable findings, the Company continues to amortize its intangible assets based upon existing estimated lives.

Other Assets - Other assets at December 31, 1995 include stock issue costs incurred in connection with the Company's initial public stock offering. These costs were deferred and recorded as a reduction in common stock upon completion of the stock offering in 1996.

Income Taxes - Income taxes are accounted for utilizing the liability method. Deferred income taxes are provided to represent the tax consequence on future years for temporary differences between tax and financial reporting basis of assets and liabilities. A valuation allowance has been provided for the total amount of deferred tax assets which would otherwise be recorded for income tax benefits, primarily relating to operating loss carryforwards, as realization is not more likely than not.

Fair Value of Financial Instruments - The Company's financial instruments include cash and cash equivalents, short-term investments, and notes payable. Amounts recorded for these instruments approximate fair value due to either their maturity or the nature of these instruments.

Revenue Recognition - The Company records revenue as advertising services are provided. To the extent payment is received for advertising in advance of providing the service, such prepaid amounts are recorded as unearned income until services are provided.

Common Stock and Stock Splits - The Company records issuances of its common stock and grants or issuances of options or warrants to acquire such stock at the amount of cash received or, if issued for other than cash consideration, at the estimated fair value of such security at the date of issuance or grant.

In October 1995, the Company increased the number of shares of its Common Stock authorized to 10 million and declared and made effective a reverse 2.236 for 1 stock split. In June 1995, the Company declared and made effective a reverse 4 for 1 stock split. All share and per share information presented in these financial statements give effect to the reverse stock splits.

Stock-Based Compensation - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma net loss and loss per share presented on the basis as if compensation cost had been determined pursuant to FAS 123 is disclosed in Note 6.

Loss per Common Share - Loss per common share data have been computed based upon the weighted average number of shares of common stock outstanding during the period and give effect to 1995 reverse stock splits. Stock options did not impact loss per share as they were antidilutive. The weighted average number of shares of common stock and common equivalent shares outstanding for the calculation of primary earnings per share approximated 650,000 and 1,997,000 for 1995 and 1996, respectively, and (unaudited) 1,367,000 and 2,325,000 for the three months ended March 31, 1996 and 1997, respectively.

Note 1 Description of Business and Summary of Significant Accounting Policies (continued)

On a supplemental basis, giving effect to the exchange of debt for common stock which occurred during 1995, as if it had occurred at the beginning of the year, loss per share would have approximated $(2.09) for the year ended December 31, 1995. On a supplemental basis, giving effect to the repayment of debt with a portion of its initial public offering proceeds which occurred during 1996, as if it had occurred at the beginning of the respective years, loss per share would have approximated $(1.47) and $(0.96) for years ended December 31, 1995 and 1996, respectively, and (unaudited) $(.23) for the three months ended March 31, 1996.

Significant Customers - Revenues from major customers exceeding 10% of total revenue included one customer accounting for approximately 13% and 10% of the Company's revenues during the years ended December 31, 1995 and 1996, respectively.

Interim Financial Statements - The interim financial data as of and for the three months ended March 31, 1996 and 1997 is unaudited; however, in the opinion of Company management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for the interim periods. The 1997 interim period results of operations are not necessarily indicative of results for the entire year.

Effect of Recently Issued Accounting Standards - Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), which establishes standards for computing and presenting earnings per share ("EPS") and has the effect of simplifying the standards for computing earnings per share and makes them comparable to international EPS standards. It replaces presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution for the effect of common stock equivalents such as options or warrants. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 (earlier application is not permitted) and requires restatement of all prior period EPS data presented. It is not expected that adoption of SFAS 128 will have a significant, if any, effect on reported EPS data.

Note 2  Business Acquisitions

In June 1996, the Company acquired all of the outstanding common stock of Pro.Net for 100,000 shares of the Company's common stock valued at approximately $325,000. Shares of Company common stock issued are subject to a two year resale restriction, and were recorded at their estimated fair value determined on the basis of discounting (for, among other things, resale restrictions) the market price of Company common stock. The total purchase price, including assumed liabilities at their estimated fair values (which approximated book value), is allocated to assets acquired based on estimates of fair value. Assets acquired include tangible assets (which fair values are estimated to approximate book value) and identifiable intangible assets, a customer subscription base. The excess of purchase price over fair value of current assets has been allocated to non-current tangible and identifiable intangible assets based upon their relative estimated fair values. Intangible assets recorded in purchase accounting approximate $325,000 and are amortized over five years.

In June 1996, the Company acquired all of the outstanding common stock of Cyber America for 50,000 shares of the Company's common stock valued at approximately $163,000. One of the Company's Directors is related to a majority shareholder of Cyber America. Shares of Company common stock issued are subject to a two year resale restriction, and were recorded at their estimated fair value determined on the basis of discounting (for, among other things, resale restrictions) the market price of Company common stock. The total purchase price, including assumed liabilities at their estimated fair values (which approximated book value), is allocated to assets acquired based on estimates of fair value. Assets acquired include tangible assets (which fair values are estimated to approximate book value) and identifiable intangible assets, products in development. The estimated value of products in development which are not deemed to have attained technological feasibility, as defined by generally accepted accounting principles, are capitalized in purchase accounting in the amount of approximately $183,000 and immediately expensed as product development cost subsequent to recording the business combination.

In September 1996, the Company acquired all of the outstanding common stock of hip for 30,000 shares of the Company's common stock valued at approximately $98,000. Shares of Company common stock issued are subject to a two year resale restriction, and were recorded at their estimated fair value determined on the basis of discounting (for, among other things, resale restrictions) the market price of Company common stock. The total purchase price, including assumed liabilities at their estimated fair values (which approximated book value), is allocated to assets acquired based on estimates of fair value. Assets acquired include tangible assets (which fair values are estimated to approximate book value) and identifiable intangible assets, a customer base, and unidentifiable intangible assets. Intangible assets recorded in purchase accounting approximate $109,000 and are amortized over their estimated productive lives, which are not in excess of two years.

The following unaudited pro forma summary presents financial information on the basis as if the business combinations of Pro.Net, Cyber America and hip had occurred at the beginning of the periods presented. The pro forma information is based on historical information and is not necessarily indicative of results of operations that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies (in thousands, except per share data):


                                                                                Three Months Ended
                                                  Year Ended December 31,            March 31,
                                             ---------------------------------------------------------------
                                             1995             1996                  1996
                                             ----             ----                  ----


     Revenues                           $       878        $   1,019              $       260
                                        ===========        =========              ============

     Net loss                           $   (1,678)        $  (1,947)             $      (543)
                                        ===========        ==========             ============

     Net loss per share                 $    (2.02)        $   (0.94)             $     (0.35)
                                        ===========        ==========             ============


The above pro forma financial information does not include non-recurring expenses of approximately $183,000 recorded in 1996 immediately subsequent to recording the Cyber America business combination relating to the estimated fair value of intangible assets acquired associated with products in development which have not been determined to have yet attained technological feasibility.


Note 3  Equipment

Equipment is comprised of the following (thousands of dollars):


                                                                                        December 31,
                                                                                  ---------------------
                                                                                  1995             1996
                                                                                  ----             ----

DDN equipment installed in public transit vehicles                               $1,390           $ 1,390
Office equipment and other                                                           73               352
                                                                                 ------           -------
                                                                                  1,463             1,742

Accumulated depreciation                                                         (1,018)           (1,356)
                                                                                 ------           -------
    Equipment, net                                                               $  445           $   386
                                                                                 ======           =======

Note 4  Notes Payable and Long-Term Debt

Notes payable due within one year of the balance sheet dates consist of unsecured promissory notes and are comprised of the following (thousands of dollars):


                                                                                        December 31,
                                                                                    1995            1996
                                                                                 -------        --------

5% convertible due December 1996                                                 $    54        $     54
   Accrued interest                                                                   15              17
5% due on demand and March 1996                                                       75               -
   Accrued interest                                                                   28               -
10% due December 1995                                                                549               -
   Accrued interest                                                                   49               -
                                                                                 -------        --------
       Notes Payable and Accrued Interest                                        $   770        $     71
                                                                                 =======        ========

Long-term debt consists primarily of promissory notes, unsecured unless otherwise indicated, and is comprised of the following (thousands of dollars):


                                                                                        December 31,
                                                                                    1995            1996
                                                                                 -------        --------

5% convertible due March 1997                                                    $   131        $     25
   Accrued interest                                                                   20               6
8% due June 1997                                                                     276             126
   Accrued interest                                                                   57              69
10% due March 1997                                                                   150               -
   Accrued interest                                                                    5               -
11% to 12% due March 1997                                                            155             101
   Accrued interest                                                                    1              10
10% secured due March 1997                                                           225             144
   Accrued interest                                                                    3               1
8.5% payable $2 monthly, due July 1999, collateralized
   by equipment and $60,000 of Certificates of Deposit                                 -              53
                                                                                 -------        --------

Total Long-Term Debt and Accrued Interest                                          1,023             535
Current portion                                                                      (76)           (501)
                                                                                 -------        --------

Long-Term Debt and Accrued Interest                                              $   947        $     34
                                                                                 =======        ========

After the February 1996 closing of its initial public offering, the Company repaid in full its 10% notes due December 1995 (which had been extended to March
1996), approximately $48,000 (including accrued interest) of its 5% demand notes, $125,000 of its 8% notes, $150,000 of its 10% notes due March 1997, $50,000 of its 10% secured notes, and approximately $57,000 of its 11% to 12% notes.

Convertible promissory notes (the "Convertible Notes") bear interest at an annual rate of 5% and are convertible at the holder's option into shares of Company common stock at a $13.42 per share conversion price. The Convertible

Notes are convertible in their separate entire amount including all accrued unpaid interest. Interest is payable at maturity. The Convertible Notes are senior in right of payment to other Company indebtedness, except that they rank equally with the 8% promissory note and junior to trade debt. During the year ended December 31, 1995, certain holders of Convertible Notes, having a combined principal and accrued interest total approximating $2.9 million, and the holder of the 5% $150,000 promissory note agreed to exchange debt and related accrued interest for approximately 232,500 shares of Company common stock. In 1995, the Company renegotiated certain terms of a portion of Convertible Notes resulting in, among other things, extension of the due dates from March 1996 to December 1996 and March 1997. In 1996, the Company issued 30,795 shares of its common stock upon conversion of approximately $124,000 (including accrued interest) of its 5% convertible notes due March 1997.

The 8% promissory note (the "8% Note") is secured by substantially all of the Company's assets, which have been pledged pursuant to terms of a security agreement. During the year ended December 31, 1995, the Company renegotiated certain terms of the 8% Note resulting in, among other things, extension of the due date from June 1996 to June 1997, and in connection therewith issued shares of Company common stock to the note holder. The 8% Note is convertible in its entire amount, including all accrued unpaid interest, into shares of Company common stock at a $17.89 per share conversion price. The 8% Note ranks equally with Convertible Notes and senior to other Company indebtedness, except for unsecured trade debt. Interest is payable at maturity. In February 1996, the Company repaid $125,000 of the 8% Note pursuant to terms of a mandatory prepayment requirement, which was effectuated upon the Company's receipt of its initial stock offering proceeds. As a result of having made the prepayment, the security interest in Company assets was released.

During 1995, in connection with the borrowings pursuant to terms of 10% promissory notes due December 1995 and March 1996 (subsequently extended to March 1997), the Company issued approximately 41,000 shares of Company Common Stock to note holders. The estimated value shares of issued, approximately $205,000, has been expensed and included in financing, legal and other consulting expenses.

During 1995, the Company renegotiated payment terms for amounts owed to DART, whereby its current payable of approximately $225,000 was exchanged for a 10% note payable due May 1998, with annual $30,000 payments. The note is secured by certain of the Company's equipment. Pursuant to terms of the promissory note, as amended, as a result of the Company's receipt of proceeds from its initial public stock offering in February 1996, the Company repaid $50,000 of this note payable and the remaining balance is due in March 1997.

During 1995, in connection with settlement of litigation with an individual, the Company, among other things, (i) refinanced a portion of demand notes payable to such individual having an approximate balance due, including accrued interest, of approximately $53,000 whereby such payable bears interest at an annual 12% rate (previously a combination of 12.5% and 5%) and is due in $2,000 monthly installments (previously due on demand), subject to accelerated prepayment under certain conditions, (ii) issued approximately 10,000 warrants to purchase shares of Company common stock at $8.94 per share, and, (iii) granted to such individual the exclusive right to implement the digital information network in the greater Seattle market. In February 1996, the Company repaid this payable in full.

In 1995, the Company reached an agreement with one of its suppliers to convert approximately $93,000 of accounts payable into an 11% promissory note payable due March 1997. In February 1996, the Company repaid $20,000 of this payable. In March 1997, the Company issued 18,326 shares of its common stock in exchange for the remaining note payable and related accrued interest.

Certain of the Company's promissory notes totaling less than $200,000 are past due or soon scheduled to be due. The Company is in discussion with the noteholders regarding potential refinancing or exchange for common stock of such notes.

During the three months ended March 31, 1997 (unaudited), certain of the Company's creditors exchanged approximately $161,000 of the Company's debt obligations for approximately 37,000 shares of the Company's common stock.

Future maturities of the Company's long term debt at December 31, 1996 are as follows (thousands of dollars):


                        1997                                $    501
                        1998                                      21
                        1999                                      13
                                                            --------
                                                            $    535
                                                            ========

Note 5  Software License and Supply Agreement

Pursuant to terms of a 1993 agreement, as amended, the Company licenses substantially all of its computer software, which is an essential element of the digital information network, from Sunrise Systems, Inc. ("Sunrise Systems"), an electronics supplier and software development company. The license provides the Company with exclusive rights to such software in metropolitan areas of the United States and Canada with populations over 100,000 and nonexclusive rights elsewhere in the world. The software license was to terminate in 1996 if the Company had not completed a major financing, as defined, by December 1996 and paid Sunrise Systems $250,000 plus 8% of net financing proceeds over $5 million, up to a maximum total payment of $300,000, (the "Expanded License Payment"). In 1996, the Company paid Sunrise Systems $225,000 representing the Expanded License Payment amount then due as a result of the Company's receipt of its initial stock offering proceeds; the remaining $75,000, together with accrued interest is due in 1997. In March 1997, the Company issued 18,697 shares of its common stock in full satisfaction of the remaining obligation.

Upon payment of the Expanded License Payment, the Company purchased an Expanded License which is, among other things, a perpetual, fully paid up exclusive license to use, modify and make derivative works of the source code and related materials. Effective in 1993, the Company recorded the $250,000 contingent minimum payment amount as a long-term obligation and the cost of the Expanded License as an intangible asset in the accompanying balance sheet. The difference between the total $300,000 actual amount of the Expanded License Payment over the $250,000 originally recorded was recorded as an increase in intangible assets in 1996. Accumulated amortization was $150,000 and $225,000 at December 31, 1995 and 1996, respectively.


Note 6  Common Stock and Stock Options

In February 1996, the Company closed its initial public stock offering and received net cash proceeds of approximately $5.8 million, after deduction for underwriters commissions and certain other offering related costs. The Company issued 1,322,500 shares of its common stock and 1,840,000 of its common stock purchase warrants. The warrants entitle the holder to purchase one share of the Company's common stock at an exercise price of $6 per share during the five years commencing upon issuance. The warrants are redeemable after one year, under certain circumstances. The Company utilized approximately $1.1 million of the proceeds to repay certain notes payable and related accrued interest.

The Company has granted to certain of its promissory note holders, stockholders, officers, directors, employees, suppliers, consultants and financial advisors non-qualified options and warrants to purchase shares of Company common stock. Options generally expire within 5 to 10 years of grant.

During 1994, the Company adopted a Combined Incentive and Non-Qualified Stock Option Plan (the "1994 Plan") which permits the issuance of options to acquire shares of Company common stock. The plan permits grants of incentive stock options to employees and of non-qualified stock options to employees, directors, consultants or independent contractors of the Company. The exercise price of incentive stock options shall not be less than the fair market value of Company common stock at the date of grant. The exercise price of non-qualified stock options may be greater or less than the fair market value of Company common stock at the date of grant. The duration of options shall be established by the Board of Directors, and shall not exceed ten years. The 1994 Plan reserves approximately 112,000 shares of common stock for grant and provides that terms of each award be determined by the Board of Directors. Prior to 1996, the Company granted approximately 104,000 1994 Plan options, including 75,000 granted in 1995. No 1994 Plan options have been exercised.

During 1996, the Company adopted a Combined Incentive and Non-Qualified Stock Option Plan (the "1996 Plan") with provisions similar to the 1994 Plan. The 1996 Plan reserves approximately 250,000 shares of common stock for grant and provides that terms of each award be determined by the Board of Directors. During 1996, the Company granted approximately 220,000 1996 Plan options. No 1996 Plan options have been exercised.

In connection with the Company entering into an underwriting agreement for its initial public stock offering, during 1995 the Company and certain of its directors, officers and employees who had been granted options to acquire Company Common Stock at exercise prices less than the per share offering price of $5.00 agreed to a change in exercise price to $5.00 per share.

During 1996, in connection with an agreement pursuant to which the Company acquired certain financial consulting services, the Company issued options to acquire 40,000 shares of its common stock at an exercise price of $6.00 per share, exercisable for two years. The Company recorded the estimated fair value of such options as expense and an increase in common stock. Further, for a period of six to twelve months, the Company agreed to issue additional options (40,000 for each of specified share prices) contingent upon the average closing bid price per share of Company common stock attaining $7, $8, $9 and $10 for twenty out of thirty conservative day time periods. As of December 31, 1996, no additional options have been issued or are issuable for such contingent options.

The following summarizes stock option and warrant transactions during the two years ended December 31, 1996 (thousands of shares):


                                                                Exercise Price     Weighted Average
                                                  Shares           Per Share        Exercise Price
                                                 --------      ----------------    ----------------

   Outstanding at January 1, 1995                    286        $0.09 to $53.66       $     7.64

   Granted                                           100         0.09 to  8.94              8.94
   Exercised                                          (5)        0.09 to  4.47              4.47
   Expired                                           (21)        0.09 to 53.66             53.66
                                                 --------


   Outstanding at December 31, 1995                  360         0.09 to 19.68              5.00

   Granted                                           303         4.50 to  6.00              5.55
   Sold in initial public offering                 1,840                  6.00              6.00
   Expired                                            (5)                 8.94              8.94
                                           ----------------


   Outstanding at December 31, 1996                2,498       $0.09 to $19.68        $     5.79
                                               ===========     ===============        ==========

Information relating to stock options and warrants at December 31, 1996 summarized by exercise price are as follows (thousands of shares):


                                              Outstanding
                              -------------------------------------------
                                                  Weighted Average                     Exercisable
                                            -----------------------------     ----------------------------
                                            Remaining                                         Weighted
        Range of                               Life                                            Average
      Exercise Price            Shares       in Years      Exercise Price      Shares       Exercise Price
-------------------------     --------       --------      --------------     --------      --------------
   $  0.09 to $  1.12              114          5.3          $   0.37               114       $    0.37
   $  4.47 to $  5.00              120          3.5              4.95               116            4.95
         $5.50                     268          4.6              5.50                61            5.50
   $  6.00 to $  6.71            1,894          4.0              6.01             1,894            6.01
   $  8.94 to $  9.93              101          4.4              9.60               101            9.60
   $ 13.42 to $ 19.68                1          2.6             16.37                 1           17.00
                            ----------                                        ---------

                                 2,498          4.2          $   5.79             2,287       $    5.82
                            ==========                                        =========

All stock options issued to employees during 1995 and 1996 have an exercise price not less than the fair market value of the Company's common stock on the date of grant, and in accordance with accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and loss per share for the year ended December 31, 1995 would not have changed and for the year ended December 31, 1996 would have been increased to the pro forma amounts presented below (in thousands, except per share data):

                                                              1996
                                                          -----------

                        Net loss
                           As reported                    $   (1,966)
                           Pro forma                      $   (2,308)

                        Loss per share
                           As reported                    $   ( 0.98)
                           Pro forma                      $   ( 1.16)

The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: expected life of options of 5 years, expected volatility of 8%, risk-free interest rate of 6.4% and a 0% dividend yield. The weighted average fair value at date of grant for options granted during 1996 approximated $1.34 per option. The above proforma disclosures do not include the effect of options granted prior to 1995 that vest in subsequent years and accordingly are not necessarily indicative of the financial impact had the disclosure provisions of SFAS 123 been applicable to all years for previous option grants.

Note 7  Related Party Transactions

Two of the co-owners and executive officers of Sunrise Systems, the provider of the Company's Expanded License as described in Note 5, are members of the Company's Board of Advisors. Sunrise Systems owns options to acquire approximately 60,000 shares of Company common stock (36,000 exercisable at $9.93 per share, 18,400 exercisable at $0.09 per share and 5,600 exercisable at $0.89 per share). Subsequent to December 31, 1996, Sunrise Systems acquired approximately 18,700 shares of Company common stock in exchange for certain amounts owed.

Note 8  Income Taxes

Deferred income taxes recorded for significant temporary differences between tax and financial reporting basis of assets and liabilities approximate $1.3 million and $2.2 million at December 31, 1995 and 1996, respectively, and primarily relate to operating loss carryforwards. A valuation allowance has been recorded for the full amount of deferred taxes as realization of such deferred tax asset is not considered to be more likely than not.

For income tax purposes, at December 31, 1996, the Company has net operating loss carryforwards approximating $6.4 million, which begin to expire in 2011. As a result of changes in the Company's stock ownership, utilization of net operating loss carryforwards could be subject to annual limitations. The annual amount that could be utilized is limited to the value of the Company as of the date of the change in ownership multiplied by the interest rate on federal long-term exempt securities at that date.


Note 9  DART and RIPTA

In October 1995, the Company entered into a new contract with DART, effective for three years and eligible for extension at DART's option, on terms similar to the original five-year contract (which expired in October 1995) except that royalties payable to DART are reduced from 22% to 4% of gross advertising receipts. In addition, as more fully described in Note 3, the Company renegotiated payment terms of its approximately $225,000 payable to DART for royalties due pursuant to terms of the original contract.

The Company's arrangement with RIPTA is on a month to month basis and provides for the Company to pay RIPTA a fee of 25% of advertising revenue received.


Note 10  Leases

The Company leases FM side bands for transmission to electronic display signs located on-board public transit vehicles. One of the FM side band leases is pursuant to an agreement expiring December 2001, which requires annual payments of $30,000. The other FM side band lease is on a month-to-month basis. The Company leases certain of its office facilities under operating leases with various expiration dates. Future annual minimum lease payments approximate $54,000, $51,000, $50,000 and $15,000 in 1997 through 2000, respectively.

Rent expense, relating to the aforementioned leases and certain other office equipment rents, approximated $54,000 during each of the years ended December 31, 1995 and 1996.

Note 11  Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including the litigation described in the following sentence. The former stockholder of hip has initiated a lawsuit in the Supreme Court of British Columbia against hip and the Company, claiming, among other things, damages for breach of contract in the amount of approximately $550,000 Canadian (approximately $400,000 U.S.), plus punitive damages which are unquantified. The Company denies these claims and intends to vigorously defend this lawsuit and, further, in this regard, the Company has counterclaimed against the plaintiffs for, among other things, damages for misrepresentation and breach of contract. Company management currently believes that resolving these various legal proceedings and claims will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

Note 12  Segment and Geographic Information

Results for the Company's operations in Canada for the year ended December 31, 1996 included revenues of $109,000 and loss before other income of $521,000. There are no significant sales between foreign and domestic operations. Identifiable assets relating to foreign operations approximated $552,000 at December 31, 1996. As a result of its acquisitions of Internet-related businesses, commencing in 1996 the Company operates principally in two service industry segments. Certain corporate administrative expenses have been allocated to the transit segment based upon the nature of the expense. Summarized financial information by business segment for 1996 is as follows (thousands of dollars):


                                   Transit           Internet          Corporate       Consolidated
                                   -------           --------          ---------       ------------
Revenues                           $  493             $  190            $     -           $   683
                                   ======             ======            =======           =======

Operating loss                     $ (294)            $ (852)           $  (961)          $(2,107)
                                   =======            =======           =======           =======

Depreciation, amortization
and non-cash product
development costs                  $  316             $  376            $    64           $   756
                                   ======             ======            =======           =======

Capital expenditures               $    -             $    2            $    13           $    15
                                   ======             ======            =======           =======

Identifiable assets                $  301             $  659            $ 3,317           $ 4,277
                                   ======             ======            =======           =======


Operating loss by segment is total operating revenue less expenses which are deemed to be related to the segment's operating revenue. Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist primarily of cash and cash equivalents and short-term investments. Capital expenditures are exclusive of assets acquired upon business acquisition.

Note 13  Subsequent Events

On February 4, 1997, the Company signed a Letter of Intent to acquire Advanced Communication and Information Services ("ACIS"), a provider of digital communication and information services to business and government organizations. The acquisition is subject to, among other conditions, shareholder approval by both companies and anticipated to be valued at approximately $20 million comprised of a combination of cash and stock. Subsequent to the execution of the Letter of Intent, the Company advanced ACIS approximately $1 million pursuant to secured, short-term promissory notes due June 1997.

Note 14 Events (Unaudited) Subsequent to Date of Independent Certified Public Accountants' Report

As described in Note 13, in February 1997, the Company entered into a Letter of Intent with ACIS whereby the Company would acquire all of the capital stock of ACIS through a merger exchange of stock. The Letter of Intent was subject to a number of conditions, including the approval of the transaction by the boards of directors and shareholders of both companies; ACIS providing audited financial statements of its operations in a form acceptable for filing with the Commission; and loans from the Company to ACIS for working capital pending the closing of the transaction. The Company advanced ACIS approximately $1,048,000 in five different loans which became due June 1, 1997 and are secured by a subordinated security interest in certain of ACIS's assets and shares of ACIS stock. Management of ACIS did not deliver its stock as security for the Company's loans as was initially required, but rather, ACIS delivered a new certificate for 1,000,000 shares of ACIS common stock. As of the date of this Prospectus, the loans are past due, however the Company and ACIS are negotiating a plan for repayment of the ACIS loans, as well as a cancellation fee to the Company, including reimbursement of the Company's expenses incurred in connection with the transaction. Management of the Company believes that ACIS will repay its loans and other related fees and expenses within the next eight months. There can be no assurance that the Company will be successful in collecting from ACIS any or all of the monies owed to the Company.

================================================================================

    No person has been authorized to give any information
or to make any representation in connection with this
offering other than those contained in this Prospectus
and, if given or made, such information or representation
must not be relied upon as having been authorized by the                    79,738 Shares of Common Stock
Company or any Underwriter. This Prospectus does not                                No Par Value,
constitute an offer to sell or a solicitation of an offer                       115,000 Underwriters'
to buy any securities other than the securities to which                           Stock Warrants
it relates or an offer to sell or the solicitation of an                                and
offer to buy such securities in any circumstances in which                      160,000 Underwriters'
such offer or solicitation is unlawful. Neither the                                  Warrants
delivery of this Prospectus nor any sale made hereunder
shall, under any circumstance, create any implication that
there has been no change in the affairs of the Company
since the date hereof or that the information herein is
correct as of any time subsequent to the date hereof.


                                                                                   Digital Data
                  __________________                                              Networks, Inc.


                   TABLE OF CONTENTS

                                                         Page
                                                         ----
Additional Information.....................                 2                         __________________________
Prospectus Summary.......................                   3                                 Prospectus
Risk Factors.................................               6                         __________________________
Use of Proceeds.............................               12
Price Range of Common Stock and
  Warrants....................................             12
Dividend Policy.............................               13
Management's Discussion and
  Analysis of Financial Condition                                                                , 1997
  and Results of Operation.................                14
Business.....................................              17
Management................................                 27
Certain Relationships
     and Related Transactions.............                 31
Principal Shareholders....................                 32
Selling Securityholders...................                 33
Description of Securities.................                 34
Plan of Distribution........................               35
Legal Matters..............................                36
Experts......................................              36
Index to Financial Statements...........                  F-1







================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Pursuant to Section 23B.08.500 of the Washington Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorneys fees.
Article IX of the Bylaws provides that the Company may indemnify and hold harmless to the full extent permitted by applicable law each person who was or is made a party to or is threatened to be made a party to or is involved in an actual or threatened action, suit, or other proceeding, civil or criminal, by reason of the fact that he is or was a director, officer, employee or agent of the Company against all expenses, liabilities and losses, including attorneys fees, judgments, fines, and ERISA excise taxes or penalties, actually or reasonably incurred or suffered by such person in connection with any such action.

         Article V of the Restated Articles of Incorporation provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for conduct as a director, except for liability of the director (i) for acts or omissions that involve intentional misconduct by the director or knowing violation of law by the director, (ii) or conduct violating Section 23B.08.310 of the Washington Business Corporation Act (pertaining to liability for unlawful distributions), or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.


Item 25.  Other Expenses of Issuance and Distribution.

         Estimated expenses in connection with the public offering of the Securities by the Company pursuant to this Registration Statement are as follows:


   Securities and Exchange Commission filing fee...............    $        213
   Accounting fees and expenses................................          15,000
   Legal fees and expenses.....................................          30,000
   Blue Sky fees and expenses..................................          15,000
   Miscellaneous...............................................          39,787
                                                                      ---------
   Total.......................................................       $ 100,000
                                                                      =========


Item 26.  Recent Sales of Unregistered Securities.

         The following is a summary of transactions by the Company during the last three years involving securities which were not registered under the Securities Act.

1. In January 1995, the Company issued to 63 individual noteholders 232,559 shares of its Common Stock in exchange for $3.1 million principal amount of long-term notes with accrued interest. The notes were issued pursuant to the exemption in Section 3(a)(9) of the Securities Act. No commissions or other remuneration were paid.

2. From June 1994 through July 1995, the Company sold 19 units for an aggregate of $475,000. Each unit consisted of 933 shares of Common Stock and an unsecured promissory note in principal amount of $25,000, bearing interest at a rate of 10% per annum, due and payable five days after the successful completion of a public offering, five days after the Company raises more than $750,000 in one or more private financings, or December 31, 1995, whichever would come first. In August 1995, the Company sold $50,000 of 10% notes and issued a total of 7,456 shares of its Common Stock to two shareholders of the Company. The foregoing securities were sold pursuant to Rule 506 of Regulation D under the Securities Act. All of the purchasers were accredited investors, the majority of whom were investors in a 199l-l992 private offering and acquired the securities for investment without a view toward distribution. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

3. In August 1995, the Company sold $150,000 principal amount of 10% notes due on the earliest of 21 days after the first trading day of the Company's initial public offering, five days after the date that the Company has raised an aggregate of $750,000 in a private financing, or December 31, 1995, subsequently extended to December 31, 1996. The purchaser was an accredited investor who acquired the securities for investment without a view toward further distribution. The securities were issued in reliance on the exemption in Section 4(2) of the Securities Act for transactions not involving a public offering. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration. This principal amount plus accrued interest was repaid in March 1996.

4. In May of 1995, the Company issued 5,591 shares of Common Stock to a former director upon the exercise of outstanding options. The shares were issued in reliance upon the exemption in Section 4(2) of the Securities Act for a transaction not involving a public offering. The purchaser took the shares for investment without a view toward further distribution. The certificates bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

5. During the period June 1994 through June 1997, the Company granted stock options as follows:


     Date                  Optionee               No. Shares         Price                        Term
     ----                  --------               ----------         -----                        ----
June 1994               Richard J. Boeglin          10,062          $4.47  (1)                   5 years

                        Susan Hassel                 8,943          $4.47  (1)                   5 years

October 1994            Vendor (in lieu of             504         $13.42                        5 years
                        cash payment)

November 1994           Dallas Office Manager          335          $8.94                        5 years

March 1995              Donald B. Scott             44,723          $4.47  (2)                   5 years

                        James S. Biagi              27,952          $4.47  (2)                   5 years

                        Sales employee                 335          $8.94                        5 years

                        Dallas Office Manager        2,013          $8.94  (3)                   5 years

Date                    Optionee                No. Shares          Price                         Term
----                    --------                ----------          -----                         ----
April 1995              Vendor (in lieu of           1,118          $8.94                       5 years
                        cash payment)

May 1995                Richard J. Boeglin             559          $8.94  (4)                   5 years

                        Susan E. Hassel                559          $8.94  (4)                   5 years

                        Noteholder                  10,063          $8.94                        5 years

March 1996              Advisory Member              6,000          $6.00  (5)                   5 years

July 1996               Donald B. Scott             60,000          $7.13  (6)                   5 years

                        James F. Biagi              40,000          $7.13  (6)                   5 years

                        Richard F. Rutkowski        40,000          $7.13  (6)                   5 years

                        Richard J. Boeglin          40,000          $7.13  (6)                   5 years

December 1996           Advisory Member              2,500          $4.50                        5 years

                        Susan E. Hassel             15,000          $5.50  (7)                   5 years

                        Dallas Office Manager       20,000          $5.50  (7)                   5 years

                        Stephen R. Willey           40,000          $5.50  (7)                   5 years

                        Public Relations Firm       40,000          $6.00                        2 years


(1)   Vesting over a 36-month period. Repriced to $5.00 per share in October
      1995.
(2)   Repriced to $5.00 per share in October 1995.
(3)   Vesting over a 27-month period.
(4)   Repriced to $5.50 per share in December 1996.
(5)   Repriced to $4.50 per share in December 1996.
(6)   Vesting over a 24-month period. Repriced to $5.50 per share in December
      1996.
(7)   Vesting over a 24-month period.

The options were granted to officers and employees of the Company and other persons associated with the Company in reliance upon the exemption in Section 4(2) of the Securities Act for transactions not involving a public offering.

6. In October 1995, a former director and Chairman of the Executive Committee agreed to extend his 8% senior note in the principal amount of $276,364 until June 1997 conditioned upon closing the Company's public offering before February 15, 1996 and the payment by the Company of $125,000 on the Note from the proceeds of such offering. In consideration for the extension, the Company issued the noteholder 8,945 shares of Common Stock. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

7. In October 1995, a former director of the Company agreed to extend his $53,750 principal amount 5% note due March 21, 1996 to December 29, 1996 in consideration for the issuance by the Company of 1,433 shares of its Common Stock. The transaction was effected through the President of the Company in reliance on Section 4(2) of the Securities Act for transactions not involving a public offering. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

8. In May 1996, a shareholder exercised options to purchase 448 shares of the Company's Common Stock at an option price of $.89 per share. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

9. In June 1996, the Company acquired all of the outstanding common stock of DDN Digital Data Networks (Canada), Inc. ("DDN Canada"), previously known as Pro.Net Communications, Inc. ("Pro.Net") before it changed its name in January 1997, for 100,000 shares of the Company's Common Stock, which were issued to shareholders of DDN Canada, all of whom are residents of Canada. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration. In connection with the acquisition of DDN Canada, the Company issued 20,000 shares of Common Stock to two of the principal shareholders of DDN Canada in consideration for signing consulting agreements with the Company. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

10. In June 1996, the Company acquired all of the outstanding common stock of Cyber America Corporation for 50,000 shares of the Company's Common Stock. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificates evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

11. In June 1996, a former employee of the Company was issued 112 shares of the Company's Common Stock in consideration for services rendered while an employee of the Company. Such shares had been earned by the employee during 1994 but had never been issued. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

12. In August 1996, the Company issued 30,795 shares of the Company's Common Stock to a member of the Company's Advisory Board, a resident of Canada, upon conversion of his outstanding promissory note having a balance of principal and accrued interest in the amount of $123,949.96, pursuant to an agreement dated March 1994. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

13. In September 1996, the Company acquired, from the sole shareholder of hip Communications, Inc. ("hip"), a resident of Canada, all of the outstanding common stock of hip for 30,000 shares of the Company's Common Stock. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

14. In October 1996, the Company signed an exclusive License Agreement with the Small Stock News Network ("SSNN") to sell its service in Canada in consideration for agreeing to issue 25,000 shares of the Company's Common Stock. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities will bear a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

15. In January 1997, the Company issued 1,118 shares of the Company's Common Stock to a shareholder in consideration for marketing consulting work performed by him on the Company's behalf in September 1994, for which he was never fully compensated. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

16. In March 1997, the Company issued 18,697 shares of the Company's Common Stock to Sunrise Systems, one of its suppliers, upon conversion of its outstanding promissory note having a balance of principal and accrued interest in the amount of $78,523.97, pursuant to an agreement dated January 1997. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

17. In March 1997, the Company issued 18,326 shares of the Company's Common Stock to its former legal counsel upon conversion of its outstanding promissory note having a balance of principal and accrued interest in the amount of $82,464.26, pursuant to an agreement dated February 1997. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

18. In April 1997, the Company issued 3,000 shares of the Company's Common Stock for professional services rendered in connection with a potential acquisition. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

19. In April 1997, the Company issued 2,100 shares of the Company's Common Stock to a shareholder and former director for shares due for services rendered. The shares were acquired without a view toward distribution and the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering. The certificate evidencing such securities bears a restrictive legend prohibiting transfer in the absence of an effective registration statement or an opinion of counsel that the securities may be transferred without registration.

Item 27.  Exhibits.

Exhibit No.

3.1               Registrant's Restated Articles of Incorporation, as
                  amended.(3)
3.2               Bylaws of the Registrant.(3)
3.2.1             Amendment to Bylaws of the Registrant.(5)
4.1               Specimen of Common Stock Certificate. (3)
4.2               Revised Form of Warrant Agreement. (3)
4.3               Specimen of Common Stock Purchase Warrant.(3)
5.1               Opinion of Maurice J. Bates, L.L.C.(1)
10.1              Copy of Combined Incentive and Non-Qualified Stock Option
                  Plan.(3)
10.2              Lease Agreement dated November 19, 1993 for Dallas offices.(3)
10.3 Hardware Purchase and Sale Agreement between the Registrant and Sunrise Systems, Inc.(3)
10.3.1            Amendment to Hardware Purchase and Sale Agreement. (3)
10.4 License Agreement between the Registrant and Sunrise Systems, Inc. including grant of options to Sunrise Systems, Inc.(3)
10.4.1            Amendment to License Agreement. (3)
10.5 Agreement dated October 13, 1992 for installation of hardware on DART buses and future transit systems. (3)
10.6              Employment Agreement between the Registrant and Donald B.
                  Scott.(3)
10.7              Copy of Assumed Name Certificate for The Transit Network.(3)
10.8 Award/Contract with Dallas Area Rapid Transit Authority dated as of October 16, 1995. (3)
10.9              Promissory Note payable to DART dated January 24, 1996.(3)
10.10 Offer dated April 19, 1996 outlining terms of acquisition of Pro.Net Communications, Inc. (4)
10.11 Stock Purchase Agreement dated June 14, 1996 outlining terms of acquisition of Cyber America Corporation. (2)
10.12 Stock Purchase Agreement dated September 12, 1996 and amended September 25, 1996, outlining terms of acquisition of hip Communications, Inc. (2)
10.13             License Agreement dated October 4, 1996 between the Company and SSNN. (2)
10.14             Consulting Agreement between the Registrant and Stephen R.
                  Willey. (2)
10.15             Consulting Agreement between the Registrant and Peter V.
                  Ciccone. (2)
10.16             Letter of Intent dated February 4, 1997, with ACIS. (1)
21.1              Subsidiaries of the Registrant. (1)
24.1              Consent of Certified Public Accountants. (1)
24.2              Consent of Maurice J. Bates, L.L.C. (contained in Exhibit
                  5.1). (1)
-----------

(1)   Filed herewith.
(2)   Previously filed with this Registration Statement.
(3) Incorporated by reference to Registration Statement Form SB-2, File No. 33-95744-D as permitted by Rule 12b-32.
(4) Incorporated by reference to the Registrant's Form 8-K for the month of June 1996, as permitted by Rule 12b-32.
(5) Incorporated by reference to the Registrant's Form 10-QSB filed May 14, 1997, as permitted by Rule 12b-32.

Item 28.  Undertakings.

         The undersigned Registrant hereby undertakes as follows:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         The Registrant further undertakes

                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 16, 1997.

                                        DIGITAL DATA NETWORKS, INC.

                                               (Registrant)



                                        By:  /s/   Donald B Scott, Jr.
                                                   Chairman of the Board
                                                   (Principal Executive Officer)


         Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

     Signature                                          Title                                         Date
     ---------                                          -----                                         ----


/s/ Donald B. Scott, Jr.                    Chairman of the Board,                                July 16, 1997
---------------------------                 President, Director
Donald B. Scott, Jr.                        (Principal Executive Officer)


/s/ James F. Biagi Jr.                      Secretary, Director                                   July 16, 1997
---------------------------
James F. Biagi, Jr.


/s/ Richard F. Rutkowski                    Treasurer, Director                                   July 16, 1997
---------------------------
Richard F. Rutkowski


/s/ Stephen R. Willey                       Director                                              July 16, 1997
---------------------------
Stephen R. Willey


/s/ Richard J. Boeglin                      Vice President, Finance and                           July 16, 1997
---------------------------                 Operations ( Principal Financial
Richard J. Boeglin                          and Accounting Officer)

                                INDEX TO EXHIBITS

Exhibit No.
-----------

3.1               Registrant's Restated Articles of Incorporation, as
                  amended.(3)
3.2               Bylaws of the Registrant.(3)
3.2.1             Amendment to Bylaws of the Registrant.(5)
4.1               Specimen of Common Stock Certificate. (3)
4.2               Revised Form of Warrant Agreement. (3)
4.3               Specimen of Common Stock Purchase Warrant.(3)
5.1               Opinion of Maurice J. Bates, L.L.C.(1)
10.1              Copy of Combined Incentive and Non-Qualified Stock Option
                  Plan.(3)
10.2              Lease Agreement dated November 19, 1993 for Dallas offices.(3)
10.3 Hardware Purchase and Sale Agreement between the Registrant and Sunrise Systems, Inc.(3)
10.3.1            Amendment to Hardware Purchase and Sale Agreement. (3)
10.4 License Agreement between the Registrant and Sunrise Systems, Inc. including grant of options to Sunrise Systems, Inc.(3)
10.4.1            Amendment to License Agreement. (3)
10.5 Agreement dated October 13, 1992 for installation of hardware on DART buses and future transit systems. (3)
10.6              Employment Agreement between the Registrant and Donald B.
                  Scott.(3)
10.7              Copy of Assumed Name Certificate for The Transit Network.(3)
10.8 Award/Contract with Dallas Area Rapid Transit Authority dated as of October 16, 1995. (3)
10.9              Promissory Note payable to DART dated January 24, 1996.(3)
10.10 Offer dated April 19, 1996 outlining terms of acquisition of Pro.Net Communications, Inc. (4)
10.11 Stock Purchase Agreement dated June 14, 1996 outlining terms of acquisition of Cyber America Corporation. (2)
10.12 Stock Purchase Agreement dated September 12, 1996 and amended September 25, 1996, outlining terms of acquisition of hip Communications, Inc. (2)
10.13             License Agreement dated October 4, 1996 between the Company and SSNN. (2)
10.14             Consulting Agreement between the Registrant and Stephen R.
                  Willey. (2)
10.15             Consulting Agreement between the Registrant and Peter V.
                  Ciccone. (2)
10.16             Letter of Intent dated February 4, 1997, with ACIS. (1)
21.1              Subsidiaries of the Registrant. (1)
24.1              Consent of Certified Public Accountants.(1)
24.2              Consent of Maurice J. Bates, L.L.C. (contained in Exhibit
                  5.1).(1)
-----------

(1)   Filed herewith.
(2)   Previously filed with this Registration Statement.
(3) Incorporated by reference to Registration Statement Form SB-2, File No. 33-95744-D as permitted by Rule 12b-32.
(4) Incorporated by reference to the Registrant's Form 8-K for the month of June 1996, as permitted by Rule 12b-32.
(5) Incorporated by reference to the Registrant's Form 10-QSB filed May 14, 1997, as permitted by Rule 12b-32.


--------